UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-10 No. 333-175033 (Canadian Pacific Railway Limited) and Form F-9 No. 333-175032 (Canadian Pacific Railway Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: July 25, 2012		Signed:	/s/ Paul Bachand
	By:	Name:	Paul Bachand
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: July 25, 2012		Signed:	/s/ Paul Bachand
	By:	Name:	Paul Bachand
		Title:	Assistant Corporate Secretary

Canadian Pacific

Second Quarter Report 2012

Release: Immediate July 25, 2012

CANADIAN PACIFIC ANNOUNCES SECOND-QUARTER 2012 RESULTS

CALGARY – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced its second-quarter 2012 results today with reported net income of $103 million and diluted earnings per share of $0.60, inclusive of the negative impact of approximately $0.30 from significant items including management transition and advisory costs and an Ontario corporate income tax rate change. In addition, the nine-day strike is estimated to have reduced diluted earnings per share by $0.25 to $0.30.

For the first half of 2012 Canadian Pacific’s net income was $245 million, an increase of $83 million, or 51 per cent and diluted earnings per share of $1.42, an increase of $0.47, or 49 per cent. These increases were primarily due to increased volumes and improved operating performance.

SECOND-QUARTER 2012 RESULTS COMPARED WITH SECOND-QUARTER 2011

•	Total revenues were $1.4 billion, an increase of $101 million

•	Operating expenses were $1.1 billion, an increase of $93 million

•	Average fuel price was essentially flat at $3.49 U.S. dollars per U.S. gallon compared to $3.50 U.S. dollars per U.S. gallon

•	Operating income was $239 million, an increase of $8 million

•	Operating ratio was 82.5 per cent, an increase of 80 basis points

•	Net income was $103 million, a decrease of $25 million

•	Diluted earnings per share were $0.60 per share, a decrease of $0.15 per share

Canadian Pacific’s newly appointed President and Chief Executive Officer, E. Hunter Harrison said, “I look forward to working with a solid team of dedicated railroaders to improve CP’s service offering and drive long-term shareholder value. Canadian Pacific is a strong franchise with positive market opportunities.”

Conference Call Information

CP will discuss its results with analysts in a conference call beginning at 1:00 p.m. Eastern time (11:00 a.m. Mountain time) on July 25, 2012.

Conference Call Access

Toronto participants dial in number: (647) 427-7450

Operator assisted toll free dial in number: 1-888-231-8191

Callers should dial in 10 minutes prior to the call.

Webcast

For those with Internet access we encourage you to listen via CP’s website. To access the webcast and the presentation material, click on “Invest In CP” tab.

A replay of the conference call will be available by phone through August 22, 2012 at 416-849-0833 or toll free 1-855-859-2056, password 91414131. A webcast of the presentation and an audio file will be available at www.cpr.ca under “Invest In CP” tab.

About Canadian Pacific

Canadian Pacific (CP: TSX)(NYSE: CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.cpr.ca to learn more.

Contacts:

Media

Nicole Sasaki

Tel.: 403-835-9005

24/7 Media Pager: 855-242-3674

email: nicole_sasaki@cpr.ca

Investment Community

Janet Weiss

Tel.: 403-319-3591

email: investor@cpr.ca

2

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months		For the six months
	ended June 30		ended June 30
	2012	2011	2012	2011
Revenues
Freight	$1,332	$1,233	$2,672	$2,368
Other	34	32	70	60

Total revenues	1,366	1,265	2,742	2,428
Operating expenses
Compensation and benefits (Note 11)	366	337	757	701
Fuel	242	237	511	463
Materials	57	57	121	129
Equipment rents	56	54	106	105
Depreciation and amortization	135	122	262	244
Purchased services and other (Notes 10 and 11)	271	227	472	446

Total operating expenses	1,127	1,034	2,229	2,088

Operating income	239	231	513	340
Less:
Other income and charges	19	(5)	32	(6)
Net interest expense	69	63	138	127

Income before income tax expense	151	173	343	219

Income tax expense (Note 3)	48	45	98	57

Net income	$103	$128	$245	$162

Earnings per share (Note 4)
Basic earnings per share	$0.60	$0.76	$1.43	$0.96
Diluted earnings per share	$0.60	$0.75	$1.42	$0.95

Weighted-average number of shares (millions)
Basic	171.1	169.4	170.8	169.3
Diluted	172.4	170.7	172.2	170.6

Dividends declared per share	$0.3500	$0.3000	$0.6500	$0.5700

See Notes to Interim Consolidated Financial Statements.

3

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the six months
	ended June 30		ended June 30
	2012	2011	2012	2011
Net income	$103	$128	$245	$162
Net loss in foreign currency translation adjustments, net of hedging activities	(7)	(2)	(2)	—
Change in derivatives designated as cash flow hedges	(8)	(7)	2	(3)
Change in defined benefit pension and post-retirement plans	54	40	108	76

Other comprehensive income before income taxes	39	31	108	73
Income tax expense	(4)	(11)	(28)	(31)

Other comprehensive income	35	20	80	42

Comprehensive income	$138	$148	$325	$204

See Notes to Interim Consolidated Financial Statements.

4

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	June 30	December 31
	2012	2011
Assets
Current assets
Cash and cash equivalents	$82	$47
Accounts receivable, net	497	518
Materials and supplies	151	138
Deferred income taxes	175	101
Other current assets	69	52

	974	856

Investments	138	167
Net properties	12,964	12,752
Goodwill and intangible assets	192	192
Other assets	138	143

Total assets	$14,406	$14,110

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$—	$27
Accounts payable and accrued liabilities	1,101	1,133
Long-term debt maturing within one year	52	50

	1,153	1,210

Pension and other benefit liabilities (Note 8)	1,240	1,372
Other long-term liabilities	313	365
Long-term debt (Note 5)	4,745	4,695
Deferred income taxes	2,017	1,819

Total liabilities	9,468	9,461

Shareholders’ equity
Share capital	1,934	1,854
Additional paid-in capital	81	86
Accumulated other comprehensive loss	(2,656)	(2,736)
Retained earnings	5,579	5,445

	4,938	4,649

Total liabilities and shareholders’ equity	$14,406	$14,110

Commitments and contingencies (Note 9)

See Notes to Interim Consolidated Financial Statements.

5

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Operating activities
Net income	$103	$128	$245	$162
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	135	122	262	244
Deferred income taxes (Note 3)	48	52	94	60
Pension funding in excess of expense (Note 8)	(23)	(13)	(30)	(24)
Other operating activities, net	6	(15)	(23)	(13)
Change in non-cash working capital balances related to operations	57	(61)	(21)	(81)

Cash provided by operating activities	326	213	527	348

Investing activities
Additions to properties	(292)	(219)	(525)	(352)
Proceeds from the sale of properties and other assets (Note 6)	17	15	62	21
Other	—	(1)	(1)	(1)

Cash used in investing activities	(275)	(205)	(464)	(332)

Financing activities
Dividends paid	(51)	(46)	(102)	(92)
Issuance of common shares	17	2	55	11
Issuance of long-term debt (Note 5)	—	—	71	—
Repayment of long-term debt	(13)	(6)	(25)	(18)
Net decrease in short-term borrowing	—	—	(27)	—

Cash used in financing activities	(47)	(50)	(28)	(99)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	1	(1)	—	(10)

Cash position
Increase (decrease) in cash and cash equivalents	5	(43)	35	(93)
Cash and cash equivalents at beginning of period	77	311	47	361

Cash and cash equivalents at end of period	$82	$268	$82	$268

Supplemental disclosures of cash flow information:
Income taxes (refunded) paid	$(11)	$4	$(7)	$3
Interest paid	$83	$91	$134	$140

See Notes to Interim Consolidated Financial Statements.

6

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common			Accumulated
	shares		Additional	other		Total
	(in	Share	paid-in	comprehensive	Retained	shareholders’
	millions)	capital	capital	loss	earnings	equity
Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	245	245
Other comprehensive income	—	—	—	80	—	80
Dividends declared	—	—	—	—	(111)	(111)
Effect of stock-based compensation expense	—	—	18	—	—	18
Shares issued under stock option plans	1.3	80	(23)	—	—	57

Balance at June 30, 2012	171.3	$1,934	$81	$(2,656)	$5,579	$4,938

	Common			Accumulated
	shares		Additional	other		Total
	(in	Share	paid-in	comprehensive	Retained	shareholders’
	millions)	capital	capital	loss	earnings	equity
Balance at January 1, 2011	169.2	$1,813	$24	$(2,086)	$5,073	$4,824
Net income	—	—	—	—	162	162
Other comprehensive income	—	—	—	42	—	42
Dividends declared	—	—	—	—	(97)	(97)
Effect of stock-based compensation expense	—	—	11	—	—	11
Changes to stock-based compensation awards (Note 7)	—	—	52	—	—	52
Shares issued under stock option plans	0.2	13	(2)	—	—	11

Balance at June 30, 2011	169.4	$1,826	$85	$(2,044)	$5,138	$5,005

See Notes to Interim Consolidated Financial Statements.

7

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2011 consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2011 consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Fair value measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption did not impact the results of operations or financial position but resulted in increased note disclosure (see Note 6).

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company has elected to present items of net income and other comprehensive income in two separate, but consecutive, statements as opposed to one continuous statement. With FASB’s deferral of certain aspects of this accounting standard update in December 2011 and as the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption did not impact the results of operations or financial position.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The Company will consider this option when testing goodwill for impairment. As it does not change how a goodwill impairment loss is measured, the adoption of the guidance does not impact the results of operations and financial position.

3	Income taxes

During the three months ended June 30, 2012, legislation was enacted to cancel the previously planned province of Ontario’s corporate income tax rate reductions. As a result of these changes, the Company recorded an income tax expense of $11 million in the quarter, based on its deferred income tax balances as at December 31, 2011.

8

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

3	Income taxes (continued)

	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2012	2011	2012	2011
Current income tax expense	$—	$(7)	$4	$(3)
Deferred income tax expense	48	52	94	60

Income tax expense	$48	$45	$98	$57

The effective income tax rate for the three and six months ended June 30, 2012 was 31.8% and 28.6% respectively, (three and six months ended June 30, 2011 – 26.0%) as a result of the change in the province of Ontario’s corporate income tax rate.

4	Earnings per share

At June 30, 2012, the number of shares outstanding was 171.3 million (June 30, 2011 – 169.4 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2012	2011	2012	2011
Weighted-average shares outstanding	171.1	169.4	170.8	169.3
Dilutive effect of stock options	1.3	1.3	1.4	1.3

Weighted-average diluted shares outstanding	172.4	170.7	172.2	170.6

For the three and six months ended June 30, 2012, 388,067 and 313,000 options, respectively, were excluded from the computation of diluted earnings per share because their effects were not dilutive (three and six months ended June 30, 2011 – 2,023,500 and 1,456,021, respectively).

5	Long-term debt

During the first quarter of 2012, the Company issued US$71 million 4.28% Senior Secured Notes due in 2027 for net proceeds of $71 million. These Notes are secured by locomotives previously acquired by the Company with a carrying value of $71 million at June 30, 2012. The Company pays equal blended semi-annual payments of principal and interest up to and including March 2027. Final repayment of the remaining principal of US$35 million is due in March 2027.

9

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

6	Financial instruments

A.	Fair values of financial instruments

GAAP establishes a fair value hierarchy that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,632 million at June 30, 2012 (December 31, 2011 – $5,314 million) with a carrying value of $4,797 million (December 31, 2011 – $4,745 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below:

Long-term floating rate notes

During the first quarter of 2012, the Company sold all of its Master Asset Vehicle (“MAV”) 2 Class A-2 Notes which had a carrying value of $33 million (original cost – $46 million) for proceeds and interest of $33 million.

At June 30, 2012, the Company’s investment in MAV 2 Class A-1 Notes has a carrying value, being the estimated fair value of the notes, reported in “Investments” of $48 million (original cost – $59 million). During June 2012, DBRS upgraded the rating of the Notes from A (high) to AA (low).

Accretion and other minor changes in market assumptions resulted in net unrealized income of $1 million and $2 million in the three and six months ended June 30, 2012, respectively (three and six months ended June 30, 2011 – gains of $9 million and $10 million, respectively) which were reported in “Other income and charges”.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes at June 30, 2012 and December 31, 2011, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The valuation of the Notes is prepared by the Company’s Treasury department and results are reviewed by senior finance officials, at a minimum, on a quarterly basis. The Notes at June 30, 2012, are expected to mature in January 2017 and are modelled using an average coupon interest rate of 0.8%, a discount rate of 4.8%, and assumed no credit losses. Similar assumptions were modelled at December 31, 2011, with the exception of the discount rate which was 6.1%.

Changes in the fair value of the Notes resulting from a 50 basis point increase/decrease in the coupon interest rate or discount rate would have a negligible impact on earnings during the three and six months ended June 30, 2012 and 2011.

B.	Financial risk management

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management

10

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

6	Financial instruments (continued)

objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and six months ended June 30, 2012 was an unrealized foreign exchange loss of $66 million and $6 million, respectively (three and six months ended June 30, 2011 – unrealized gain of $16 million and $90 million, respectively). There was no ineffectiveness for the three and six months ended June 30, 2012, and comparative periods.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At June 30, 2012, the Company had FX forward contracts to fix the exchange rate on US$50 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. At June 30, 2011, the Company had FX forward contracts to fix the exchange rate on US$101 million of its 5.75% 2013 Notes due in May 2013, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three and six months ended June 30, 2012, an unrealized foreign exchange gain of $5 million and $1 million, respectively (three months and six months ended June 30, 2011 – unrealized loss of $1 million and $5 million, respectively) was recorded in “Other income and charges” in relation to these derivatives. These gains in 2012 recorded in “Other income and charges” were largely offset by the unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, the losses in 2011 were largely offset by the unrealized gains on the underlying debt.

11

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

6	Financial instruments (continued)

At June 30, 2012, the unrealized gain derived from these FX forwards was $12 million which was included in “Other assets” with the offset reflected as an unrealized gain of $4 million in “Accumulated other comprehensive loss” and as an unrealized gain of $8 million in “Retained earnings”. At December 31, 2011, the unrealized gain derived from these FX forwards was $6 million which was included in “Other assets” with the offset reflected as an unrealized loss of $1 million in “Accumulated other comprehensive loss” and as an unrealized gain of $7 million in “Retained earnings”.

At June 30, 2012, the Company expected that, during the next twelve months, unrealized pre-tax losses of $2 million would be reclassified to “Other income and charges”.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

At June 30, 2012 and December 31, 2011, the Company had no outstanding interest rate swaps.

Stock-based compensation expense management

Total Return Swaps (“TRS”)

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company has a TRS to reduce the volatility to the Company over time on three types of stock-based compensation programs: Tandem share appreciation rights (“TSARs”), Deferred share units (“DSUs”), and Restricted share units (“RSUs”). As the Company’s share price appreciates, these programs create increased compensation expense. The TRS is a derivative that provides a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. This derivative is not designated as a hedge and changes in fair value are recognized in net income in the period in which the change occurs.

During the six months ended June 30, 2012, the Company reduced the size of the TRS program by 0.3 million share units for proceeds of $1 million. During the same period of 2011 the program was reduced by 0.5 million share units at minimal cost. At June 30, 2012, the Company had 0.3 million share units (December 31, 2011 – 0.6 million) remaining in the TRS.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

12

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

6	Financial instruments (continued)

Energy futures

At June 30, 2012, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 20 million U.S. gallons during the period July 2012 to June 2013 at an average price of $3.01 per U.S. gallon. This represents approximately 7% of estimated fuel purchases for this period. At June 30, 2012, the unrealized loss on these futures contracts was $5 million (December 31, 2011 – $3 million) and was reflected in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheets.

The impact of settled commodity swaps increased “Fuel” expense by $1 million in the three months ended June 30, 2012, as a result of realized losses on diesel swaps. During the six months ended June 30, 2012, these swaps had a negligible impact to “Fuel” expense. During the three and six months ended June 30, 2011, these swaps decreased “Fuel” expense by $4 million and $7 million, respectively, as a result of realized gains. At June 30, 2012, the Company expected that, during the next twelve months, $5 million of unrealized pre-tax holding losses on diesel future contracts would be realized and recognized in “Fuel” expense as a result of these derivatives being settled.

7	Stock-based compensation

At June 30, 2012, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans, which are remeasured to fair value quarterly based on share price and vesting conditions, and an employee stock savings plan. These plans resulted in an expense of $3 million for the three months ended June 30, 2012 and an expense of $26 million for the six months ended June 30, 2012 (three and six months ended June 30, 2011 expense of $3 million and $15 million, respectively). Most of the stock-based compensation plans include a provision whereby vesting is accelerated should certain changes in the composition of the Board of Directors occur. These provisions were triggered on June 26, 2012 and the recognition of the revised vesting terms as outlined in the stock-based compensation plans resulted in a credit to “Compensation and benefits” of $8 million in the second quarter of 2012. RSUs and TSARs were not impacted by this change and for DSUs 14,080 units were subject to immediate vesting. The impact discussed above on options and performance share units is outlined in more detail below.

Regular options

In the three months ended June 30, 2012, under CP’s stock option plans, the Company issued 1,230,600 regular options, including options granted upon management transition (see Note 11) at the weighted-average price of $74.48 per share, based on the last closing price immediately prior to the grant (first six months of 2012 - 1,236,100 regular options at the weighted-average price of $74.48 per share). Pursuant to the employee plans, these regular options vest between 12 and 48 months after the grant date, and will expire after 10 years. Certain of these options granted are only exercisable after employment is terminated.

The recent changes to the composition of the Board triggered the immediate vesting on June 26, 2012 of all unvested regular options granted prior to 2012, 4,000 unvested options granted in 2012, and all unvested performance options. As at June 30, 2012, 5,276,345 options are exercisable.

13

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

7	Stock-based compensation (continued)

Under the fair value method, the fair value at the grant date of the regular options issued in the six months ended June 30, 2012 was $22 million. The weighted-average fair value assumptions were approximately:

For the six months
ended June, 30 2012
Grant price	$74.48
Expected option life (years) (1)	5.99
Risk-free interest rate (2)	1.48%
Expected stock price volatility (3)	31%
Expected annual dividends per share (4)	$1.40
Expected forfeiture rate (5)	1.00%
Weighted-average grant date fair value of regular options granted during the period	$17.66

(1)

Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the first six months of 2012, the Company issued 278,670 PSUs with a grant date fair value of $21 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Recent changes to the Board also resulted in the immediate vesting of a pro-rata portion of all unvested PSUs during the second quarter of 2012. The number of units that vested was based on the number of months of the total performance period that had passed and the fair value of the units to be settled was based on the average closing price of the 30 trading days prior to June 26, 2012. The payout of $32 million will occur in the third quarter of 2012.

The performance period for the first grant of PSUs issued in 2009 ended December 31, 2011. These PSUs are earned based on the Total Shareholder Return (“TSR”) compared to the S&P/TSX60 index, and Return on Capital Employed (“ROCE”). The TSR for the three-year period exceeded target, while ROCE targets were not met. The TSR component of the plan resulted in a total PSU payout equal to 200% for half of the award, in effect resulting in a target payout. The payout of $24 million occurred in March 2012 and was calculated using the Company’s average share price during the last 30 trading days ending on December 31, 2011.

14

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

7	Stock-based compensation (continued)

Tandem share appreciation rights (“TSARs”)

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. During the first quarter of 2011, the Company cancelled 3.1 million SARs and reclassified the fair value of the previously recognized liability ($70 million) and the recognized deferred tax asset ($18 million) to “Additional paid-in capital”. The terms of the awards were not changed and as a result no incremental cost was recognized. The weighted average fair value of the units cancelled during the first quarter of 2011 was $25.36 per unit.

8	Pensions and other benefits

In the three and six months ended June 30, 2012, the Company made contributions of $33 million and $50 million, respectively (2011 - $24 million and $47 million, respectively) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and six months ended June 30, 2012, included the following components:

	For the three months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2012	2011	2012	2011
Current service cost (benefits earned by employees in the period)	$33	$26	$5	$4
Interest cost on benefit obligation	113	115	6	6
Expected return on fund assets	(188)	(168)	—	—
Recognized net actuarial loss	52	35	2	1
Amortization of prior service costs	—	3	—	—

Net periodic benefit cost	$10	$11	$13	$11

15

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

8	Pensions and other benefits (continued)

	For the six months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2012	2011	2012	2011
Current service cost (benefits earned by employees in the period)	$66	$52	$10	$8
Interest cost on benefit obligation	226	230	12	13
Expected return on fund assets	(376)	(336)	—	—
Recognized net actuarial loss	104	71	3	2
Amortization of prior service costs	—	6	—	—

Net periodic benefit cost	$20	$23	$25	$23

9	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2012 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At June 30, 2012, the Company had committed to total future capital expenditures amounting to $396 million and operating expenditures amounting to $1,763 million for the years 2012-2030.

Minimum payments under operating leases were estimated at $771 million in aggregate, with annual payments in each of the five years following 2012 of (in millions): 2013 – $135; 2014 – $101; 2015 – $87; 2016 – $68 and 2017 – $44.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and six months ended June 30, 2012 was $1 million and $1 million, respectively (three and six months ended June 30, 2011 - $1 million and $2 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at June 30, 2012 was $95 million (December 31, 2011 - $ 97 million). Payments are expected to be made over 10 years to 2022.

16

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

9	Commitments and contingencies (continued)

The Dakota, Minnesota & Eastern Railroad Corporation was purchased for $1.5 billion resulting in goodwill of $150 million (US$147 million) as at June 30, 2012. Future contingent payments of up to approximately US$1.2 billion consisting of US$441 million which would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and up to approximately US$777 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price.

10	Insurance recovery

In 2010, the Company suffered losses due to flooding in southern Alberta and Saskatchewan. An amount of $12 million for business interruption insurance recoveries was recognized in “Purchased services and other” for the six months ended June 30, 2012. In addition, in the fourth quarter of 2011 the Company recorded $5 million of insurance recoveries with respect to the same incident.

11	Management transition

On May 17, 2012, Mr. Fred Green resigned as a director from the Board of Directors and left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim Chief Executive Officer and served in that role until June 28, 2012.

On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer. As a result of the appointment of Mr. Harrison, the Company recorded a charge of $38 million with respect to compensation and other transition costs, including $2 million of associated costs, in the second quarter of 2012. This charge was recorded in “Compensation and benefits” and “Purchased services and other”, $16 million and $22 million, respectively.

Included in this charge were amounts totalling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million which was payable at June 30, 2012, to Pershing Square Capital Management, L.P. (“Pershing Square”) and related entities. Pershing Square and related entities own or control approximately 14% of the Company’s outstanding shares, and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount payable to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to or incurred on behalf of Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr. Harrison by his former employer. Reimbursement on behalf of Mr. Harrison was a precondition of Mr. Harrison accepting the Company’s offer of employment. As a result of the payment, the Company would be entitled to enforce Mr. Harrison’s rights in the aforementioned legal proceedings, which will allow the Company to recover to the extent of Mr. Harrison’s success in those proceedings. The Company may also receive repayment in other circumstances in the event of certain breaches of Mr. Harrison’s employment obligations to it. Mr. Harrison was also granted stock options and DSUs upon commencing employment that had a grant date fair value of $12 million (see Note 7).

In addition, the Company agreed to indemnify Mr. Harrison for certain other amounts, to a maximum of $3 million plus legal fees. No amount has been accrued at June 30, 2012.

The Company also recorded a charge of $4 million in the second quarter of 2012 with respect to a retirement allowance for Mr. Green.

17

Summary of Rail Data

Second Quarter						Year-to-date
2012	2011	Fav/(Unfav)%			Financial (millions, except per share data)	2012	2011	Fav/(Unfav)%
					Revenues
$1,332	$1,233	$99	8		Freight revenue	$2,672	$2,368	$304	13
34	32	2	6		Other revenue	70	60	10	17

1,366	1,265	101	8		Total revenues	2,742	2,428	314	13

					Operating expenses
366	337	(29)	(9)		Compensation and benefits	757	701	(56)	(8)
242	237	(5)	(2)		Fuel	511	463	(48)	(10)
57	57	—	—		Materials	121	129	8	6
56	54	(2)	(4)		Equipment rents	106	105	(1)	(1)
135	122	(13)	(11)		Depreciation and amortization	262	244	(18)	(7)
271	227	(44)	(19)		Purchased services and other	472	446	(26)	(6)

1,127	1,034	(93)	(9)		Total operating expenses (OE)	2,229	2,088	(141)	(7)

239	231	8	3		Operating income	513	340	173	51
					Less:
19	(5)	(24)	—		Other income and charges	32	(6)	(38)	—
69	63	(6)	(10)		Net interest expense	138	127	(11)	(9)

151	173	(22)	(13)		Income before income tax expense	343	219	124	57
48	45	(3)	(7)		Income tax expense	98	57	(41)	(72)

$103	$128	$(25)	(20)		Net income	$245	$162	$83	51

82.5	81.7	(0.8)	(80	)bps	Operating ratio (%)	81.3	86.0	4.7	470	bps
$0.60	$0.76	$(0.16)	(21)		Basic earnings per share	$1.43	$0.96	$0.47	49

$0.60	$0.75	$(0.15)	(20)		Diluted earnings per share	$1.42	$0.95	$0.47	49

					Shares Outstanding
171.1	169.4	1.7	1		Weighted average number of shares outstanding (millions)	170.8	169.3	1.5	1
172.4	170.7	1.7	1		Weighted average number of diluted shares outstanding (millions)	172.2	170.6	1.6	1

					Foreign Exchange
0.99	1.03	0.04	4		Average foreign exchange rate (US$/Canadian$)	0.99	1.02	0.03	3
1.01	0.97	0.04	4		Average foreign exchange rate (Canadian$/US$)	1.01	0.98	0.03	3

18

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2012	2011	Fav/(Unfav)%			2012	2011	Fav/(Unfav)%
				Commodity Data

				Freight Revenues (millions)
$233	$255	$(22)	(9)	- Grain	$521	$487	$34	7
148	145	3	2	- Coal	285	251	34	14
150	150	—	—	- Sulphur and fertilizers	276	279	(3)	(1)
306	232	74	32	- Industrial and consumer products	604	463	141	30
116	84	32	38	- Automotive	221	164	57	35
48	46	2	4	- Forest products	98	91	7	8
331	321	10	3	- Intermodal	667	633	34	5

$1,332	$1,233	$99	8	Total Freight Revenues	$2,672	$2,368	$304	13

				Millions of Revenue Ton-Miles (RTM)
6,712	7,816	(1,104)	(14)	- Grain	15,312	15,076	236	2
5,329	5,564	(235)	(4)	- Coal	10,534	9,534	1,000	10
5,617	5,643	(26)	—	- Sulphur and fertilizers	9,659	10,512	(853)	(8)
7,020	5,515	1,505	27	- Industrial and consumer products	14,056	11,477	2,579	22
658	545	113	21	- Automotive	1,317	1,068	249	23
1,169	1,179	(10)	(1)	- Forest products	2,384	2,471	(87)	(4)
6,054	5,961	93	2	- Intermodal	12,108	11,769	339	3

32,559	32,223	336	1	Total RTMs	65,370	61,907	3,463	6

				Freight Revenue per RTM (cents)
3.47	3.26	0.21	6	- Grain	3.40	3.23	0.17	5
2.78	2.61	0.17	7	- Coal	2.71	2.63	0.08	3
2.67	2.66	0.01	—	- Sulphur and fertilizers	2.86	2.65	0.21	8
4.36	4.21	0.15	4	- Industrial and consumer products	4.30	4.03	0.27	7
17.63	15.41	2.22	14	- Automotive	16.78	15.36	1.42	9
4.11	3.90	0.21	5	- Forest products	4.11	3.68	0.43	12
5.47	5.39	0.08	1	- Intermodal	5.51	5.38	0.13	2

4.09	3.83	0.26	7	Total Freight Revenue per RTM	4.09	3.83	0.26	7

				Carloads (thousands)

91	112	(21)	(19)	- Grain	201	212	(11)	(5)
82	81	1	1	- Coal	160	141	19	13
54	54	—	—	- Sulphur and fertilizers	96	103	(7)	(7)
113	96	17	18	- Industrial and consumer products	228	196	32	16
42	37	5	14	- Automotive	84	73	11	15
16	18	(2)	(11)	- Forest products	34	36	(2)	(6)
248	249	(1)	—	- Intermodal	499	492	7	1

646	647	(1)	—	Total Carloads	1,302	1,253	49	4

				Freight Revenue per Carload
$2,560	$2,277	$283	12	- Grain	$2,592	$2,297	$295	13
1,805	1,790	15	1	- Coal	1,781	1,780	1	—
2,778	2,778	—	—	- Sulphur and fertilizers	2,875	2,709	166	6
2,708	2,417	291	12	- Industrial and consumer products	2,649	2,362	287	12
2,762	2,270	492	22	- Automotive	2,631	2,247	384	17
3,000	2,556	444	17	- Forest products	2,882	2,528	354	14
1,335	1,289	46	4	- Intermodal	1,337	1,287	50	4

$2,062	$1,906	$156	8	Total Freight Revenue per Carload	$2,052	$1,890	$162	9

19

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2012	2011 (1)	Fav/(Unfav)%			2012	2011 (1)	Fav/(Unfav)%
				Operations Performance

1.85	1.65	(0.20)	(12)	OE per GTM (cents)(2)	1.80	1.75	(0.05)	(3)
1.78	1.65	(0.13)	(8)	OE, less land sales, fuel price impact, and CEO transition costs, per GTM (cents)(3)	1.75	1.76	0.01	1
16,992	16,219	(773)	(5)	Average number of active employees - Total(4)	16,490	15,567	(923)	(6)
14,477	13,947	(530)	(4)	Average number of active employees - Expense(4)	14,717	13,978	(739)	(5)
17,701	16,439	(1,262)	(8)	Number of employees at end of period - Total	17,701	16,439	(1,262)	(8)
15,141	14,067	(1,074)	(8)	Number of employees at end of period - Expense	15,141	14,067	(1,074)	(8)
41.2	54.2	13.0	24	Average daily active cars on-line (thousands)	40.5	54.7	14.2	26
1,057	1,114	57	5	Average daily active road locomotives on-line	1,045	1,088	43	4

60,926	62,763	(1,837)	(3)	Freight gross ton-miles (millions)	123,614	118,998	4,616	4
9,681	10,059	(378)	(4)	Train miles (thousands)	20,023	19,304	719	4
6,690	6,654	36	1	Average train weight - excluding local traffic (tons)	6,550	6,577	(27)	—
5,764	5,732	32	1	Average train length - excluding local traffic (feet)	5,673	5,670	3	—
23.7	20.0	3.7	19	Average train speed - AAR definition (mph)	24.5	19.9	4.6	23
18.0	20.1	2.1	10	Average terminal dwell - AAR definition (hours)	17.7	21.8	4.1	19
194.2	154.3	39.9	26	Car miles per car day	201.2	146.1	55.1	38
164.7	164.0	0.7	—	Locomotive productivity (daily average GTMs/active HP)	169.7	160.8	8.9	6
4.2	4.5	(0.3)	(7)	Employee productivity (million GTMs/expense employee)	8.4	8.5	(0.1)	(1)

1.14	1.14	—	—	Fuel efficiency(5)	1.19	1.22	0.03	2
68.8	70.2	1.4	2	U.S. gallons of locomotive fuel consumed (millions)(6)	145.4	143.3	(2.1)	(1)
3.49	3.50	0.01	—	Average fuel price (U.S. dollars per U.S. gallon)	3.49	3.31	(0.18)	(5)

				Safety
1.26	1.76	0.50	28	FRA personal injuries per 200,000 employee-hours	1.21	1.77	0.56	32
1.55	1.82	0.27	15	FRA train accidents per million train-miles	1.53	2.15	0.62	29

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Gross Ton-Mile (GTM) is the movement of the combined tons (freight car tare, inactive locomotive tare, and contents) a distance of one mile.
(3)

OE, less land sales, fuel price impact, and CEO transition costs, per GTM is calculated consistently with OE per GTM except for the exclusion of net gains on land sales, fuel price impact, the latter to remove the volatility of fuel prices and to provide comparative fuel expenses at the 2011 fuel price, and CEO transition costs. Net gains on land sales were $3 million and $2 million for the three months ended June 30, 2012 and 2011, respectively, and $7 million and $2 million for the six months ended June 30, 2012 and 2011, respectively. The impact in fuel price was unfavourable $2 million for the three months ended June 30, 2012 and unfavourable $31 million for the six months ended June 30, 2012. CEO transition costs were $42 million for the three and six months ended June 30, 2012.

(4)	Average number of active employees total and expense have been adjusted for the strike.
(5)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(6)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

20

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the three and six months ended June 30, 2012 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 14, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

July 25, 2012

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the second quarter and year to date of 2012 are against the results for the second quarter and year to date of 2011.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. We provide rail and intermodal transportation services over a network of approximately 14,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Our vision is to become the safest and most fluid railway in North America. Our objective is to create long-term value for our customers, shareholders and employees by disciplined execution of our Integrated Operating Plan (“IOP”); and by aligning all parts of the organization around our five core beliefs:

•	Service: Reliable and consistent service is our product. We are committed to executing our IOP in order to meet and exceed the needs of our customers in a cost-effective manner.

•

Safety: There is no job at CP that is so important that we can’t take the time to do it safely. Our comprehensive safety framework safeguards our employees, the communities we operate through, the environment and our customers’ freight enabling us to provide an effective transportation solution.

•	Productivity and Efficiency: Based on a culture of continuous improvement and accountability, we are always looking for better, less costly, more reliable ways to operate our business.

•	People: We pride ourselves in our well trained and knowledgeable team of railroaders. We are committed to executing the IOP and collaboratively working with our customers.

•	Growth: We invest in our franchise to enhance productivity and service, which allows us to capitalize on growth opportunities with new and existing customers at low incremental cost.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to statements concerning our operations, anticipated financial performance, business prospects and strategies as well as statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes; security threats and governmental response to them; and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

2012 Financial Assumptions

Defined benefit pension contributions are currently estimated to be between $100 million and $125 million in each of the years through 2016. These contribution levels reflect the Company’s intentions with respect to the rate at which we apply the voluntary prepayments to reduce contribution requirements. Defined benefit pension expense for 2012 is expected to be $41 million. For 2013, defined benefit pension expense is expected to be approximately $125 million and in the range of $125 million to $135 million through 2016. These pension contributions and pension expense estimates assume normal equity market returns and modest increases in bond yields over this period, discussed further in Section 21, Critical Accounting Estimates.

4. ADDITIONAL INFORMATION

Additional information, including our Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

Canadian Pacific — 2012 MD&A — Q2

5. FINANCIAL HIGHLIGHTS

	For the three months ended June 30		For the six months ended June 30
(in millions, except percentages and per-share data)	2012	2011	2012	2011
Revenues	$1,366	$1,265	$2,742	$2,428
Operating income	239	231	513	340
Net income	103	128	245	162

Basic earnings per share	0.60	0.76	1.43	0.96
Diluted earnings per share	0.60	0.75	1.42	0.95
Dividends declared per share	0.3500	0.3000	0.6500	0.5700

Return on capital employed (“ROCE”)(1)	8.4%	7.8%	8.4%	7.8%
Operating ratio	82.5%	81.7%	81.3%	86.0%
Free cash(2)	1	(39)	(39)	(86)

Total assets at June 30	14,406	13,556	14,406	13,556
Total long-term financial liabilities at June 30(3)	4,857	4,050	4,857	4,050

(1)

ROCE is defined as earnings before interest and taxes (“EBIT”) (on a rolling 12 month basis), divided by the average for the year of total assets, less current liabilities excluding current portion of long-term debt, as measured under GAAP, and it is discussed further in Section 14, Non-GAAP Measures.

(2)

This measure has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. This measure is discussed in Section 14, Non-GAAP Measures along with a reconciliation of free cash to GAAP cash position in Section 13, Liquidity and Capital Resources.

(3)	Excludes deferred income taxes: $2,017 million and $1,924 million; and other non-financial deferred liabilities of $1,441 million and $1,307 million at June 30, 2012 and 2011 respectively.

Q2 2012 Summary

During the second quarter of 2012, the Company experienced a number of noteworthy events.

Strike

On May 23, 2012, the Teamsters Canada Rail Conference Running Trade Employees (“TCRC-RTE”) and the Rail Canada Traffic Controllers (“TCRC-RCTC”), representing 4,800 engineers, conductors and rail traffic controllers in Canada, commenced a strike on the Company that caused a Canadian work stoppage. The work stoppage lasted for 9 days (“the strike”). Bill C-39, the Restoring Rail Service Act, was passed on May 31, 2012 and employees returned to work on June 1, 2012, discussed further in Section 20, Business Risks.

The strike caused a significant loss of revenue during the second quarter. Partly offsetting this revenue loss were cost savings in Compensation and benefits, Fuel, and Equipment rents. During the strike, we took the opportunity to advance track and other maintenance including mechanical and engineering work.

Once the unions returned to work the Company quickly re-established service and reset the network.

Management transition

On May 17, 2012, Mr. Fred Green resigned as a director from the Board of Directors and left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim Chief Executive Officer and served in that role until June 28, 2012. On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer. As a result of the appointment of Mr. Harrison, the Company recorded a charge of $38 million with respect to compensation and other transition costs, including $2 million of associated costs, in the second quarter of 2012. This charge was recorded in Compensation and benefits and Purchased services and other, $16 million and $22 million, respectively.

Included in this charge were amounts totalling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million which was payable at June 30, 2012 to Pershing Square Capital Management, L.P. (“Pershing Square”) and related entities. Pershing Square and related entities own or control approximately 14% of the Company’s outstanding shares and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount payable to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to or incurred on behalf of Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr.

Canadian Pacific — 2012 MD&A — Q2

Harrison by his former employer. Reimbursement on behalf of Mr. Harrison was a precondition of Mr. Harrison accepting the Company’s offer of employment. As a result of the payment, the Company would be entitled to enforce Mr. Harrison’s rights in the aforementioned legal proceedings, which allow the Company to recover to the extent of Mr. Harrison’s success in those proceedings. The Company may also receive repayment in other circumstances in the event of certain breaches of Mr. Harrison’s employment obligations to it. In addition, the Company recorded a charge of $4 million in the second quarter of 2012 with respect to a retirement allowance for Mr. Green.

Change in Board of Directors

On May 17, 2012, Messrs. John Cleghorn, Tim Faithfull, Fred Green, Edmond Harris, Michael Phelps and Roger Phillips advised the Company that they did not intend to stand for re-election.

At the Company’s annual shareholders meeting held on May 17, 2012, seven new directors were elected to the Board namely Messrs. William Ackman, Gary Colter, Paul Haggis, Paul Hilal, Ms. Rebecca MacDonald, Messrs. Anthony Melman and Stephen Tobias. The other members of the Board elected at the May 17, 2012 meeting were Mr. Richard George, Ms. Krystyna Hoeg, Messrs. Tony Ingram, Richard Kelly, the Hon. John Manley, Ms. Linda Morgan, Ms. Madeleine Paquin, Messrs. David Raisbeck and Hartley Richardson. Following the meeting, the new Board selected Ms. Paquin to serve as acting Chair of the Company. On June 4, 2012, Mr. Haggis was appointed Chairman of the Company’s Board.

On June 11, 2012, Mr. Raisbeck resigned from the Board; on June 26, 2012, Mr. George resigned from the Board; and on July 5, 2012, Mr. Ingram resigned from the Board of Directors.

As a result of the aforementioned changes to the composition of the Board, certain accelerated vesting provisions for certain grants under the Company’s management stock option incentive plan, performance share unit plan and deferred share unit plan, were triggered effective June 26, 2012. The effect of this was a credit to Compensation and benefits of $8 million in the second quarter and an associated payout of $32 million to be made in the third quarter of 2012.

2011 Operating conditions

During the first quarter of 2011, the Company experienced unusually difficult operating conditions due to extreme winter weather and other related supply chain issues. Inefficient operations continued into the second quarter of 2011 driven by the residual impacts of winter and the prolonged flooding conditions experienced along the Company’s right of way.

6. OPERATING RESULTS

Income

Operating income in the second quarter of 2012 was $239 million, an increase of $8 million, or 3%, from $231 million in the same period of 2011.

Operating income increased primarily due to:

•	increased volumes of traffic prior to and after the strike, generating higher freight revenue;

•	higher freight rates, including fuel surcharge;

•	improved operating conditions relative to 2011; and

•	improved operating performance of the railway in 2012.

This increase in operating income was partially offset by:

•	reduced shipments during the strike;

•	management transition costs;

•	higher depreciation and amortization expenses;

•	contract termination costs associated with a locomotive warranty service agreement as part of our insourcing strategy; and

•	higher incentive compensation expense.

Operating income in the first six months of 2012 was $513 million, an increase of $173 million, or 51% from $340 million in the same period of 2011.

Operating income increased primarily due to:

•	increased volumes of traffic generating higher freight revenue;

•	improved operating conditions relative to 2011;

•	improved operating performance of the railway in 2012; and

Canadian Pacific — 2012 MD&A — Q2

•	higher freight rates including fuel surcharge.

This increase in operating income was partially offset by:

•	management transition costs;

•	higher fuel costs;

•	higher depreciation and amortization expenses;

•	higher incentive and stock-based compensation expense; and

•	wage and benefits inflation.

Net income was $103 million in the second quarter of 2012, a decrease of $25 million, or 20%, from $128 million in the same period of 2011.

Net income decreased primarily due to higher:

•	other charges due to advisory fees related to shareholder matters;

•	income tax expense due to the impact of the province of Ontario’s corporate income tax rate change; and

•	interest expense associated with higher debt levels and the unfavourable change in foreign exchange.

This decrease was partially offset by higher operating income.

Net income was $245 million for the first six months of 2012, an increase of $83 million, or 51%, from $162 million in the same period of 2011.

Net income increased primarily due to higher operating income, partially offset by higher:

•	income tax expense due to the impact of higher earnings and the province of Ontario’s corporate income tax rate change;

•	other charges due to advisory fees related to shareholder matters; and

•	interest expense associated with higher debt levels and the unfavourable change in foreign exchange.

Diluted Earnings per Share

Diluted earnings per share (“EPS”) was $0.60 in the second quarter of 2012, a decrease of $0.15, or 20%, from $0.75 in the same period of 2011. This decrease was primarily due to lower net income.

Diluted EPS for first six months of 2012 was $1.42, an increase of $0.47, or 49%, from $0.95 in the same period of 2011. This increase was primarily due to higher net income.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as total operating expenses divided by total revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The operating ratio was 82.5% in the second quarter of 2012, compared with 81.7% in the same period of 2011. This increase was primarily due to the impact of the strike and management transition costs. The operating ratio was 81.3% for the six months ended June 30, 2012, compared with 86.0% in the same period of 2011. This decrease was primarily due to improved operational performance, higher traffic volumes and improved operating conditions, partially offset by the impact of management transition costs and the strike.

Return on Capital Employed

Return on capital employed was 8.4% at June 30, 2012, compared with 7.8% in the same period of 2011. This increase was primarily due to higher operating income.

Impact of Foreign Exchange on Earnings

Fluctuations in foreign exchange (“FX”) affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses decrease when the Canadian dollar strengthens in relation to the U.S. dollar.

Canadian Pacific — 2012 MD&A — Q2

Canadian to U.S. dollar

Average exchange rates	2012	2011
For the three months ended - June 30	$1.01	$0.97

For the six months ended - June 30	$1.01	$0.98

Canadian to U.S. dollar

Exchange rates	2012	2011
Beginning of year - January 1	$1.02	$0.99
Beginning of quarter - April 1	$1.00	$0.97
End of quarter - June 30	$1.02	$0.96

Average Fuel Price

(U.S. dollars per U.S. gallon)	2012	2011
For the three months ended - June 30	$3.49	$3.50

For the six months ended - June 30	$3.49	$3.31

7. PERFORMANCE INDICATORS

	For the three months ended June 30			For the six months ended June 30
	2012	2011	% Change	2012	2011	% Change
Operations performance
Average number of active employees – expense(1)	14,477	13,947	4	14,717	13,978	5
Average daily active cars on-line (thousands)	41.2	54.2	(24)	40.5	54.7	(26)
Average daily active road locomotives on-line	1,057	1,114	(5)	1,045	1,088	(4)
Freight gross ton-miles (“GTMs”) (millions)	60,926	62,763	(3)	123,614	118,998	4
Train miles (thousands)	9,681	10,059	(4)	20,023	19,304	4
Average train weight - excluding local traffic (tons)	6,690	6,654	1	6,550	6,577	—
Average train length - excluding local traffic (feet)	5,764	5,732	1	5,673	5,670	—
Average train speed – AAR definition (mph)	23.7	20.0	19	24.5	19.9	23
Average terminal dwell – AAR definition (hours)	18.0	20.1	(10)	17.7	21.8	(19)
Car miles per car day	194.2	154.3	26	201.2	146.1	38
Locomotive productivity (daily average GTMs/active horse power (“HP”))	164.7	164.0	—	169.7	160.8	6
Employee productivity (million GTMs/expense employee)	4.2	4.5	(7)	8.4	8.5	(1)
Fuel efficiency(2)	1.14	1.14	—	1.19	1.22	(2)
Safety indicators
FRA personal injuries per 200,000 employee-hours(3)	1.26	1.76	(28)	1.21	1.77	(32)
FRA train accidents per million train-miles(3)	1.55	1.82	(15)	1.53	2.15	(29)

(1)	Average number of active employees-expense have been adjusted for the strike.
(2)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(3)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 23, Glossary of Terms.

Canadian Pacific — 2012 MD&A — Q2

Operations Performance

The average number of active expense employees for the second quarter increased by 530 or 4%, compared with the same period of 2011 and for the first six months of 2012 increased by 739 or 5%. These increases were primarily due to additional hiring to address volume growth projections and attrition, partially offset by the impact of the strike including temporary layoffs.

The average daily active cars on-line for the second quarter of 2012 improved by approximately 13,000 cars, or 24%, compared with the same period of 2011 and for the first six months of 2012 decreased by approximately 14,200 cars, or 26%, compared with the same period of 2011. These improvements were primarily due to improved network fluidity, our successful execution of our First Mile-Last Mile program and a focus on the storage, disposal or return to lessors of surplus cars.

The average daily active road locomotives on-line for the second quarter of 2012 was 1,057 units, an improvement of 57 units or 5%, compared with 1,114 units in the same period of 2011 and for the first six months of 2012 decreased by approximately 43 units, or 4%, compared with the same period of 2011. These improvements were primarily the result of improved asset velocity due to more efficient and fluid operations, improved fleet reliability and the successful execution of the IOP, offset in part by higher daily traffic volumes excluding days impacted by the strike.

GTMs for the second quarter of 2012 were 60,926 million which decreased by 3%, compared with 62,763 million in the same period of 2011. This decrease was primarily due to the nine day strike that caused a Canadian work stoppage. GTMs for the first six months of 2012 increased by 4% compared to the same period of 2011. This increase was due to higher traffic volumes and improved operating conditions, partially offset by significantly reduced shipments during the strike.

Train miles decreased by 4% in the second quarter of 2012, compared with the same period of 2011. This decrease was mainly due to the strike and by improvements in train weights and train lengths. Train miles increased by 4% for the first six months of 2012, compared to the same period of 2011. This increase was due to higher workload. Daily average train miles, excluding the period impacted by the strike, increased 6% in the second quarter of 2012 and 8% during the first six months of 2012, compared to the same periods of 2011. These increases were due to increased workload and improved operating conditions.

Average train weight for the second quarter of 2012 was 6,690 tons, an increase of 1%, compared with 6,654 tons in the same period of 2011. Average train weight for the first six months of 2012 was essentially unchanged compared with the same period of 2011.

Average train length for the second quarter of 2012 was 5,764 feet, an increase of 1%, compared with 5,732 feet in the same period of 2011. Average train length for the first six months of 2012 was essentially unchanged compared with the same period of 2011.

Average train weight and average train length benefited from increased workload, improved operating conditions and the successful execution of the IOP, partially offset by the impact of the strike.

Average train speed improved by 19% and 23%, in the second quarter and first six months of 2012 respectively, compared with the same periods of 2011. These increases were primarily due to ongoing capacity investments, improved operating conditions and the successful execution of the IOP.

Average terminal dwell, the average time a freight car resides in a terminal, improved by 10% and 19% in the second quarter and first six months of 2012 respectively, compared with the same periods of 2011. These improvements were primarily due to a focus on maintaining yard fluidity and implementation of our local service reliability program.

Car miles per car day were 194.2 in the second quarter of 2012, an improvement of 26% compared to 154.3 in the same period of 2011 and were 201.2, an improvement of 38% in the first six months of 2012, compared to 146.1 in the same period of 2011. These improvements were primarily due to the successful execution of the IOP, approximately 13,000 active cars stored, disposed, or returned to lessors and improved operating conditions relative to 2011, partially offset by the impact of the strike. Daily average car miles per car day excluding the period impacted by the strike increased by 35% in the second quarter of 2012 and 43% during the first six months of 2012, compared to the same periods of 2011.

Locomotive productivity, which is daily average GTMs per active HP, for the second quarter of 2012 was 164.7, essentially unchanged from the same period of 2011. Locomotive productivity for the first six months of 2012 was 169.7, an improvement of 6%, compared with the same period of 2011. Locomotive productivity excluding the days impacted by the strike increased 9% in the second quarter and 10% in the first six months of 2012. These increases

Canadian Pacific — 2012 MD&A — Q2

were primarily due to improved fluidity resulting from both improved operating conditions and the successful execution of the IOP.

Employee productivity, measured as million GTMs per expense employee, for the second quarter of 2012, was 4.2, a decrease of 7% from 4.5 in the same period of 2011. Employee productivity for the first six months of 2012 was 8.4, a decrease of 1%, compared with the same period of 2011. These decreases reflect the impact of the strike and the Company’s aggressive hiring plan in advance of anticipated attrition, partially offset by the productivity benefits realized through the successful execution of the IOP. Daily average employee productivity excluding the period impacted by the strike was unchanged in the second quarter of 2012 and improved by 1% during the first six months of 2012, compared to the same periods of 2011.

Fuel efficiency in the second quarter of 2012 was unchanged compared to the same period of 2011 and improved by 2% in the first six months of 2012, compared to the same period of 2011. This improvement was primarily due to improved operating conditions and the advancement of the Company’s fuel conservation strategies including replacement of older units with new more fuel efficient locomotives, offset primarily by the inefficiencies of the strike including the impact of winding down and subsequent resumption of train operations.

Safety Indicators

Safety is a key priority for our management, employees and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines. CP strives to continually improve its safety performance through key strategies and activities such as training and technology.

The FRA personal injury rate per 200,000 employee-hours for CP was 1.26 for the second quarter of 2012, compared with 1.76 in the same period of 2011. This rate was 1.21 for the first six months of 2012, compared with 1.77 for the same period of 2011.

The FRA train accident rate for CP for the second quarter of 2012 was 1.55 accidents per million train-miles, compared with 1.82 in the same period of 2011. This rate was 1.53 for the first six months of 2012, compared with 2.15 for the same period of 2011.

8. LINES OF BUSINESS

Revenues

	For the three months			For the six months
	ended June 30			ended June 30
(in millions)	2012	2011	% Change	2012	2011	% Change
Freight revenues
Grain	$233	$255	(9)	$521	$487	7
Coal	148	145	2	285	251	14
Sulphur and fertilizers	150	150	—	276	279	(1)
Industrial and consumer products	306	232	32	604	463	30
Automotive	116	84	38	221	164	35
Forest products	48	46	4	98	91	8
Intermodal	331	321	3	667	633	5

Total freight revenues	1,332	1,233	8	2,672	2,368	13
Other revenue	34	32	6	70	60	17

Total revenues	$1,366	$1,265	8	$2,742	$2,428	13

Our revenues are primarily derived from transporting freight. Other revenue is generated from leasing of certain assets, switching fees, other engagements including logistical services, and contracts with passenger service operators.

Freight Revenues

Freight revenues are earned from transporting bulk commodities, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $1,332 million in the second quarter of 2012, an increase of $99 million, or 8%, from $1,233 million in the same period of 2011.

Canadian Pacific — 2012 MD&A — Q2

This increase was primarily due to:

•	higher Industrial and consumer products and Automotive shipments;

•	the favourable impact in the change in FX;

•	higher freight rates; and

•	higher fuel surcharge revenues.

This increase was partially offset by the strike impacting Canadian shipments.

Freight revenues were $2,672 million in the first six months of 2012, an increase of $304 million, or 13%, from $2,368 million in the same period of 2011.

This increase was primarily due to:

•	higher overall traffic volumes;

•	higher fuel surcharge revenues;

•	higher freight rates; and

•	the favourable impact in the change in FX.

This increase was partially offset by the strike impacting Canadian shipments in the second quarter.

Fuel Cost Recovery Programs

The short term volatility in fuel prices may adversely impact expenses and revenues. CP employs a fuel cost recovery program designed to mechanistically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices.

Grain

Grain revenue was $233 million in the second quarter of 2012, a decrease of $22 million, or 9%, from $255 million in the same period of 2011.

This decrease was primarily due to lower U.S. originating shipments due to weaker U.S. crop production and reduced export market demand for U.S. originating grain and the strike impacting Canadian shipments.

This decrease was partially offset by increased freight rates and the favourable impact in the change in FX.

Grain revenue was $521 million for the first six months of 2012, an increase of $34 million, or 7%, from $487 million in the same period of 2011.

This increase was primarily due to:

•	higher overall Canadian originating traffic volumes, as measured in carloads;

•	higher fuel surcharge revenues;

•	increased freight rates; and

•	the favourable impact in the change in FX.

This increase was partially offset by lower U.S. originating shipments due to weaker U.S. crop production and reduced export market demand and the strike impacting Canadian shipments in the second quarter.

Coal

Coal revenue was $148 million, in the second quarter of 2012, an increase of $3 million, or 2%, from $145 million in the same period of 2011.

This increase was primarily due to increased exports from the Powder River Basin through a Canadian west coast port and higher freight rates.

This increase was partially offset by the strike impacting Canadian shipments.

Coal revenue was $285 million for the first six months of 2012, an increase of $34 million, or 14%, from $251 million in the same period of 2011.

This increase was primarily due to higher Canadian originating shipments of metallurgical coal reflecting strong market demand and improved operating conditions and higher U.S. originating coal shipments due to increased thermal coal to Midwestern U.S. markets and exports from the Powder River Basin through a Canadian west coast port.

Canadian Pacific — 2012 MD&A — Q2

This increase was partially offset by the strike impacting Canadian shipments in the second quarter.

Sulphur and Fertilizers

Sulphur and fertilizers revenue was $150 million in the second quarter of 2012, unchanged from 2011. While revenue was essentially unchanged, there were some impacts on revenues in the quarter from the strike.

Sulphur and fertilizers revenue was $276 million for the first six months of 2012, a decrease of $3 million, or 1%, from $279 million in the same period of 2011. This decrease was primarily due to weaker export potash demand and delays of purchases by some domestic potash customers due to market uncertainty in the first quarter.

This decrease was partially offset by higher:

•	sulphur shipments due to overall demand;

•	fuel surcharge revenues; and

•	freight rates.

Industrial and Consumer Products

Industrial and consumer products revenue was $306 million in the second quarter of 2012, an increase of $74 million, or 32%, from $232 million in the same period of 2011. Industrial and consumer products revenue was $604 million for the first six months of 2012, an increase of $141 million, or 30%, from $463 million in the same period of 2011.

These increases were primarily due to:

•	higher volumes of energy related inputs and outputs as a result of strong growth driven by the development of shale formations;

•	higher fuel surcharge revenues;

•	increased freight rates; and

•	the favourable impact of the change in FX.

These increases were partially offset by the strike impacting Canadian shipments.

Automotive

Automotive revenue was $116 million in the second quarter of 2012, an increase of $32 million, or 38%, from $84 million in the same period of 2011. Automotive revenue was $221 million for the first six months of 2012, an increase of $57 million, or 35%, from $164 million in the same period of 2011.

These increases were primarily due to:

•	higher shipments due to the recovery of Japanese manufacturers from the impacts of the March 2011 tsunami as well as higher North American auto sales;

•	higher overall auto production;

•	higher fuel surcharge revenues; and

•	increased freight rates.

These increases were partially offset by the strike impacting Canadian shipments and the closure on our line of a plant by a domestic producer.

Forest Products

Forest products revenue was $48 million in the second quarter of 2012, an increase of $2 million, or 4%, from $46 million in the same period of 2011. Forest products revenue was $98 million for the first six months of 2012, an increase of $7 million, or 8%, from $91 million in the same period of 2011.

These increases were primarily due to higher:

•	lumber and panel shipments due to improving market conditions;

•	freight rates; and

•	fuel surcharge revenues.

These increases were partially offset by the strike impacting Canadian shipments and weaker market conditions for pulp and paper products.

Canadian Pacific — 2012 MD&A — Q2

Intermodal

Intermodal revenue was $331 million in the second quarter of 2012, an increase of $10 million, or 3%, from $321 million in the same period of 2011. Intermodal revenue was $667 million for the first six months of 2012, an increase of $34 million, or 5%, from $633 million in the same period of 2011.

These increases were primarily due to:

•	higher volumes driven by consumer demand in Canada and the U.S.;

•	improved operating performance enabling the recovery of CP market share;

•	higher fuel surcharge revenues; and

•	higher freight rates.

These increases were partially offset by the strike impacting Canadian domestic intermodal and import/export shipments in the second quarter.

Other Revenues

Other revenues were $34 million in the second quarter of 2012, an increase of $2 million, or 6%, from $32 million in the same period of 2011. This increase was primarily due to higher passenger revenues.

Other revenues were $70 million for the first six months of 2012, an increase of $10 million, or 17%, from $60 million in the same period of 2011. This increase was primarily due to higher leasing revenues and higher passenger revenues.

Volumes

	For the three months			For the six months
	ended June 30			ended June 30
	2012	2011	% Change	2012	2011	% Change
Carloads (in thousands)
Grain	91	112	(19)	201	212	(5)
Coal	82	81	1	160	141	13
Sulphur and fertilizers	54	54	—	96	103	(7)
Industrial and consumer products	113	96	18	228	196	16
Automotive	42	37	14	84	73	15
Forest products	16	18	(11)	34	36	(6)
Intermodal	248	249	—	499	492	1

Total carloads	646	647	—	1,302	1,253	4

Revenue ton-miles (in millions)
Grain	6,712	7,816	(14)	15,312	15,076	2
Coal	5,329	5,564	(4)	10,534	9,534	10
Sulphur and fertilizers	5,617	5,643	—	9,659	10,512	(8)
Industrial and consumer products	7,020	5,515	27	14,056	11,477	22
Automotive	658	545	21	1,317	1,068	23
Forest products	1,169	1,179	(1)	2,384	2,471	(4)
Intermodal	6,054	5,961	2	12,108	11,769	3

Total revenue ton-miles	32,559	32,223	1	65,370	61,907	6

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

Volumes in the second quarter of 2012, as measured by total carloads, decreased by approximately 1,000 units, essentially unchanged compared to the same period of 2011.

This decrease in carloads was primarily due to lower Canadian shipments in coal, grain, and intermodal due to the impact of the strike and decreased U.S. originating grain shipments.

Canadian Pacific — 2012 MD&A — Q2

This decrease in carloads was partially offset by higher shipments of:

•	Industrial and consumer products;

•	Automotive; and

•	U.S. originating coal.

Volumes for the six months of 2012, as measured by total carloads, increased by approximately 49,000 units, or 4% compared to the same period of 2011.

This increase in carloads was primarily due to higher shipments of:

•	Industrial and consumer products;

•	Coal;

•	Canadian originating grain;

•	Automotive; and

•	intermodal containers.

This increase in carloads was partially offset by lower shipments of:

•	U.S. originating grain;

•	potash in Sulphur and fertilizer; and

•	pulp and paper in Forest products.

Revenue ton miles (“RTMs”) in the second quarter of 2012 increased by approximately 336 million, or 1%, compared to the same period of 2011.

This increase in RTMs, despite essentially unchanged carloads, was primarily due to growth in energy related commodities which have above average length of haul compared to other traffic. This increase in RTMs was partially offset by lower grain shipments and lower volumes of Canadian originating coal traffic.

RTMs for the first six months of 2012 increased by approximately 3,463 million, or 6%, compared to the same period of 2011.

This increase in RTMs was primarily due to higher:

•	growth in energy related commodities which have above average RTMs compared to other traffic;

•	long haul volumes in Automotive shipments due to the recovery of Japanese manufacturers from the impacts of the March 2011 tsunami; and

•	Intermodal shipments through Port Metro Vancouver with above average RTMs per unit.

This increase in RTMs was partially offset by lower export and domestic potash shipments in Sulphur and fertilizers and lower volume of U.S. originating grain shipments.

Freight Revenue per Carload

	For the three months			For the six months
	ended June 30			ended June 30
(dollars)	2012	2011(1)	% Change	2012	2011(1)	% Change
Freight revenue per carload
Grain	$2,560	$2,277	12	$2,592	$2,297	13
Coal	1,805	1,790	1	1,781	1,780	—
Sulphur and fertilizers	2,778	2,778	—	2,875	2,709	6
Industrial and consumer products	2,708	2,417	12	2,649	2,362	12
Automotive	2,762	2,270	22	2,631	2,247	17
Forest products	3,000	2,556	17	2,882	2,528	14
Intermodal	1,335	1,289	4	1,337	1,287	4

Total freight revenue per carload	$2,062	$1,906	8	$2,052	$1,890	9

(1)	Certain prior period figures have been revised to conform with current presentation with respect to rounding.

Total freight revenue per carload in the second quarter of 2012 increased by 8% and for the first six months of 2012 by 9% compared to the same periods of 2011.

Canadian Pacific — 2012 MD&A — Q2

These increases were due to:

•	higher volumes of traffic generating higher freight revenue per carload;

•	higher fuel surcharge revenues;

•	increased freight rates; and

•	the favourable impact in the change of FX.

Freight Revenue per Revenue Ton-mile

	For the three months			For the six months
	ended June 30			ended June 30
(cents)	2012	2011(1)	% Change	2012	2011(1)	% Change
Freight revenue per revenue ton-mile
Grain	$3.47	$3.26	6	$3.40	$3.23	5
Coal	2.78	2.61	7	2.71	2.63	3
Sulphur and fertilizers	2.67	2.66	—	2.86	2.65	8
Industrial and consumer products	4.36	4.21	4	4.30	4.03	7
Automotive	17.63	15.41	14	16.78	15.36	9
Forest products	4.11	3.90	5	4.11	3.68	12
Intermodal	5.47	5.39	1	5.51	5.38	2

Total freight revenue per revenue ton-mile	$4.09	$3.83	7	$4.09	$3.83	7

(1)	Certain prior period figures have been revised to conform with current presentation with respect to rounding.

Freight revenue per RTM in the second quarter and first six months of 2012 was 7% higher compared to the same periods of 2011.

These increases were primarily due to:

•	higher fuel surcharge revenues;

•	increased freight rates; and

•	the favourable impact in change of FX.

9. OPERATING EXPENSES

	For the three months ended June 30			For the six months ended June 30
(in millions)	2012	2011	% Change	2012	2011	% Change
Operating expenses
Compensation and benefits	$366	$337	9	$757	$701	8
Fuel	242	237	2	511	463	10
Materials	57	57	—	121	129	(6)
Equipment rents	56	54	4	106	105	1
Depreciation and amortization	135	122	11	262	244	7
Purchased services and other	271	227	19	472	446	6

Total operating expenses	$1,127	$1,034	9	$2,229	$2,088	7

Operating expenses was $1,127 million in the second quarter of 2012, an increase of $93 million, or 9%, from $1,034 million in the same period of 2011.

This increase was primarily due to:

•	management transition costs, reflected in Compensation and benefits and Purchased services and other;

•	the unfavourable impact of the change in FX;

•	higher volume variable expenses, such as fuel and crews, as a result of an increase in workload as measured by GTMs prior to and after the strike;

•	higher depreciation and amortization expenses;

•	contract termination costs associated with a locomotive warranty service agreement as part of our insourcing strategy;

•	higher incentive and stock-based compensation expenses; and

•	higher casualty costs.

Canadian Pacific — 2012 MD&A — Q2

This increase was partially offset by certain volume variable expenses saved as a result of the strike and improved operating conditions and improved operating performance producing improved road crew efficiency and asset utilization.

Operating expense was $2,229 million for the first six months of 2012, an increase of $141 million, or 7%, from $2,088 million in the same period of 2011.

This increase was primarily due to:

•	higher volume variable expense, such as fuel and crews, as a result of an increase in workload as measured by GTMs;

•	management transition costs, reflected in Compensation and benefits and Purchased services and other;

•	the unfavourable impact of the change in FX;

•	higher fuel prices;

•	higher incentive and stock-based compensation expenses;

•	higher depreciation and amortization expenses;

•	wage and benefits inflation; and

•	contract termination costs associated with a locomotive warranty service agreement as part of our insourcing strategy.

This increase was partially offset by:

•	certain volume variable expenses saved as a result of the strike;

•	improved operating conditions and improved operating performance; and

•	the receipt of a business interruption insurance recovery related to flooding in southern Alberta and Saskatchewan in 2010.

Compensation and Benefits

Compensation and benefits expense was $366 million in the second quarter of 2012, an increase of $29 million, or 9%, from $337 million in the same period of 2011.

This increase was primarily due to:

•	management transition costs of $20 million;

•	increased crew costs, as a result of an increase in workload prior to and after the strike;

•	higher incentive compensation expense resulting from improved corporate performance;

•	an increase in the number of employees to meet business demand and anticipated attrition;

•	labour and benefits inflation; and

•	the unfavourable impact in the change in FX.

This increase was partially offset by crew and dispatching costs saved as a result of the strike and improved operating conditions, producing improved crew efficiency.

Compensation and benefits expense was $757 million for the first six months of 2012, an increase of $56 million, or 8%, from $701 million in the same period of 2011.

This increase was primarily due to:

•	increased crew costs, as a result of an increase in workload measured by GTMs;

•	management transition costs of $20 million;

•	higher incentive and stock-based compensation expenses resulting from improved corporate performance;

•	an increase in the number of employees to meet business demand and anticipated attrition;

•	labour and benefits inflation; and

•	the unfavourable impact in the change in FX.

This increase was partially offset by crew and dispatching costs saved as a result of the strike and improved operating conditions, producing improved road crew efficiency.

Fuel

Fuel expense was $242 million in the second quarter of 2012, an increase of $5 million, or 2%, from $237 million in the same period of 2011.

Canadian Pacific — 2012 MD&A — Q2

This increase was primarily due to:

•	increased fuel costs as a result of higher workload prior to and after the strike;

•	the unfavourable impact in the change in FX; and

•	the gain on settled diesel futures contracts recorded in the second quarter of 2011.

This increase was partially offset by fuel costs saved during the strike and lower fuel prices prior to the impact of hedges.

Fuel expense was $511 million for the first six months of 2012, an increase of $48 million, or 10%, from $463 million in the same period of 2011.

This increase was primarily due to:

•	higher fuel prices;

•	increased traffic volumes, as measured by GTMs; and

•	the unfavourable impact in the change in FX.

This increase was partially offset by a favourable change in fuel efficiency which was primarily due to operational fluidity and the enhancement of the Company’s fuel conservation strategies including replacement of older units with new more fuel efficient locomotives.

Materials

Materials expense was $57 million in the second quarter of 2012, unchanged from $57 million in the same period of 2011. Materials expense was $121 million for the first six months of 2012, a decrease of $8 million, or 6%, from $129 million in the same period of 2011.

Fewer freight cars were on line due to improved operating conditions and performance in the second quarter and the first six months of 2012, compared to the same periods of 2011. This resulted in the need to replace fewer freight car wheels and reduced servicing and repair costs for locomotives. The reduction in expense was partially offset by additional licensing costs associated with new software maintenance and support services.

Equipment Rents

Equipment rents expense was $56 million in the second quarter of 2012, an increase of $2 million or 4%, from $54 million in the same period of 2011, and was $106 million for the first six months of 2012, an increase of $1 million or 1%, from $105 million in the same period of 2011.

These increases were primarily due to:

•	higher freight car lease costs due to higher rates;

•	lower receipts, reflecting reduced usage of CP owned cars by foreign railways; and

•	the unfavourable impact in the change in FX.

Improved asset velocity and operating conditions resulted in freight car and locomotive efficiency benefits. This included reduced payments to foreign railways for the use of their freight cars on our lines and the return of certain leased freight cars. In addition, the impact of the strike reduced Equipment rents.

Depreciation and Amortization

Depreciation and amortization expense was $135 million in the second quarter of 2012, an increase of $13 million, or 11%, from $122 million in the same period of 2011. Depreciation and amortization expense was $262 million for the first six months of 2012, an increase of $18 million, or 7%, from $244 million in the same period of 2011. These increases were primarily due to higher depreciable assets as a result of our capital program and the decommissioning of certain IT assets as we invest in and renew our IT infrastructure.

Canadian Pacific — 2012 MD&A — Q2

Purchased Services and Other

	For the three months			For the six months
	ended June 30			ended June 30
(in millions)	2012	2011	% Change	2012	2011	% Change
Purchased services and other
Support and facilities	$107	$97	10	$206	$195	6
Track and operations	51	44	16	94	93	1
Intermodal	37	38	(3)	74	72	3
Equipment	29	20	45	41	27	52
Casualty	26	23	13	43	45	(4)
Other	24	7	243	21	16	31

	274	229	20	479	448	7
Land sales	(3)	(2)	50	(7)	(2)	250

Total purchased services and other	$271	$227	19	$472	$446	6

Purchased services and other expense was $271 million in the second quarter of 2012, an increase of $44 million, or 19% from $227 million in the same period of 2011.

This increase was primarily due to:

•	management transition costs of $22 million included in Other;

•	contract termination costs associated with a locomotive warranty service agreement as part of our insourcing strategy, included in Equipment;

•	higher casualty expenses, associated with an incident in the first quarter of 2012, reflecting additional required cleanup costs;

•	increased expenses related to the advancement of track and other maintenance due to open track time during the strike, included in Track and operations;

•	higher locomotive overhaul and freight car repair costs performed by third parties included in Equipment; and

•	the unfavourable impact in the change in FX.

This increase was partially offset by the favourable impact of improved operating conditions.

Purchased services and other expense was $472 million for the first six months of 2012, an increase of $26 million, or 6% from $446 million in the same period of 2011.

This increase was primarily due to:

•	management transition costs of $22 million included in Other;

•	higher locomotive overhaul and freight car repair costs performed by third parties included in Equipment;

•	contract termination costs associated with a locomotive warranty service agreement as part of our insourcing strategy, included in Equipment;

•	increased expenses related to higher workload included in Track and operations, Intermodal and Equipment;

•	IT costs associated with outsourced infrastructure and maintenance services reported in Support and facilities; and

•	the unfavourable impact in the change in FX.

This increase was partially offset by:

•	the favourable impact of improved operating conditions, which primarily affected Support and facilities and Track and operations;

•	the receipt of a business interruption insurance recovery related to flooding in southern Alberta and Saskatchewan in 2010, included in Other;

•	lower relocation expenses related to CP’s structural cost initiatives in 2011, included in Track and operations; and

•	higher land sales.

Canadian Pacific — 2012 MD&A — Q2

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges was an expense of $19 million in the second quarter of 2012 and $32 million in the first six months of 2012, compared to income of $5 million and $6 million respectively in the same periods of 2011.

These expenses are primarily due to the incurrence of advisory fees of $13 million that are related to shareholder matters in 2012. In the second quarter of 2011, a gain was recognized for the sale of long-term floating rate notes.

Net Interest Expense

Net interest expense was $69 million in the second quarter of 2012, an increase of $6 million, or 10% from $63 million in the same period of 2011 and was $138 million for the first six months of 2012, an increase of $11 million, or 9% from $127 million in the same period of 2011. These increases were primarily due to new debt issuances in 2011 as well as the unfavourable impact in the change in FX rates. This was partially offset by the retirement of debt securities in 2011.

Income Taxes

Income tax expense was $48 million in the second quarter of 2012, an increase of $3 million, or 7%, from $45 million in the same period of 2011. This increase was primarily due to the change in the province of Ontario’s corporate income tax rate. Income tax expense was $98 million for the first six months of 2012, and increase of $41 million, or 72%, from $57 million in the same period of 2011. This increase was primarily due to higher earnings in 2012 and the change in the province of Ontario’s corporate income tax rate.

The effective income tax rate for the second quarter and first six months of 2012 was 31.8% and 28.6% respectively, compared with an effective tax rate of 26.0% in the same periods of 2011. These differences in comparative tax rates are primarily due to the impact of the change in the province of Ontario’s corporate income tax rate. As a result of these changes, the Company recorded an income tax expense of $11 million in the quarter, based on its deferred income tax balances as at December 31, 2011.

We expect an annual effective income tax rate in 2012 between 25% and 27%, excluding the impact of the province of Ontario’s corporate income tax rate change, which is based on certain estimates and assumptions for the year, discussed further in Section 20, Business Risks.

11. QUARTERLY FINANCIAL DATA

For the quarter ended	2012		2011				2010
(in millions, except per share data)	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Total revenue	$1,366	$1,376	$1,408	$1,341	$1,265	$1,163	$1,294	$1,286
Operating income	239	274	303	324	231	109	298	337
Net income	103	142	221	187	128	34	186	197

Basic earnings per share	$0.60	$0.83	$1.31	$1.10	$0.76	$0.20	$1.10	$1.17
Diluted earnings per share	$0.60	$0.82	$1.30	$1.10	$0.75	$0.20	$1.09	$1.17

Quarterly Trends

Volumes and revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income and cash flows are typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is typically influenced by these seasonal fluctuations in customer demand and weather-related issues.

Canadian Pacific — 2012 MD&A — Q2

12. CHANGES IN ACCOUNTING POLICY

2012 Accounting Change

Fair value measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption did not impact the results of operations or financial position, but resulted in increased disclosure in the financial statements.

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company elected to present items of net income and other comprehensive income in two separate, but consecutive, statements as opposed to one continuous statement. With FASB’s deferral of certain aspects of this accounting standard update in December 2011 and as the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption did not impact the results of operations and financial position.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The Company will consider this option when testing goodwill. As it does not change how a goodwill impairment loss is measured, the adoption of this guidance does not impact the results of operations or financial position.

13. LIQUIDITY AND CAPITAL RESOURCES

We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18, Contractual Commitments and Section 19, Future Trends and Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 20, Business Risks. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $326 million in the second quarter of 2012, an increase of $113 million from $213 million in the same period of 2011. Cash provided by operating activities was $527 million for the first six months of 2012, an increase of $179 million from $348 million in the same period of 2011.

The increase in cash provided by operations in the second quarter of 2012 was largely driven by an improvement in non-cash working capital.

This improvement in non-cash working capital was largely due to:

•	an increase in accounts payable, reflecting the timing of payments;

•	a reduction in fuel inventory, resulting from lower volumes and lower prices; and

•	a reduction in accounts receivable, resulting from an insurance recovery.

This compares to an unfavourable change in non-cash working capital in the second quarter of 2011, as a result of a decrease in accounts payable, reflecting the timing of payments, and an increase in engineering materials due to the timing of work programs.

The increase in cash provided by operations in the first six months of 2012 was largely due to higher earnings and the favourable impact of changes in non-cash working capital balances. The improvement in working capital was largely driven by a decrease in accounts receivable in the first six months of 2012, in part due to improved collections.

Investing Activities

Cash used in investing activities was $275 million in the second quarter of 2012, an increase of $70 million from $205 million in the same period of 2011. Cash used in investing activities was $464 million for the first six months of 2012, an increase of $132 million from $332 million in the same period of 2011. The increases in the second quarter and first six months were largely due to higher additions to properties. The increase in the first six months of 2012 was partially offset by proceeds of $33 million from the sale of long-term floating rate notes in the first quarter of 2012.

Canadian Pacific — 2012 MD&A — Q2

Additions to properties (“capital programs”) in 2012 are expected to be in the range of $1.1 billion to $1.2 billion. Planned capital programs include approximately $800 million to preserve existing capacities through replacement or renewal of depleted assets, $275 million for strategic network and other enhancements and $50 million to address capital regulated by governments, principally positive train control.

Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. These assumptions and other factors affecting our expectations for 2012 are discussed further in Section 20, Business Risks.

Financing Activities

Cash used in financing activities was $47 million in the second quarter of 2012, a decrease of $3 million from $50 million used in the same period of 2011. Cash used in financing activities was $28 million for the first six months of 2012, a decrease of $71 million from $99 million used in the same period of 2011.

The decrease in cash used in financing activities in the second quarter of 2012 was largely due to higher proceeds in 2012 from the issuance of common shares resulting from the exercising of options.

The decrease in cash used in financing activities in the first six months of 2012 was largely due to net proceeds of $71 million from the issuance of US$71 million 4.28% Senior Secured Notes due in 2027 to finance locomotives acquired during the first quarter of 2012 and proceeds from the issuance of common shares resulting from the exercising of options. The decrease in cash used was partly offset by the repayment of a short-term borrowing in 2012.

The Company has available, as sources of financing, unused credit facilities of up to $679 million.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholders’ equity as presented on our Consolidated Balance Sheets. At June 30, 2012, our debt to total capitalization increased to 49.3%, compared with 45.6% at June 30, 2011. This increase was largely due to a net increase in Long-term debt and a decrease in Shareholders’ equity that was primarily the result of additional accumulated losses recorded from the Canadian defined benefit pension plan, at June 30, 2012 compared to June 30, 2011, and was partially offset by earnings during the last 12 months.

Interest Coverage Ratio

Interest coverage ratio is measured, on a rolling twelve month basis, as EBIT divided by net interest expense, discussed further in Section 14, Non-GAAP Measures. At June 30, 2012, our interest coverage ratio was 4.1, compared with 3.9 at June 30, 2011. This improvement was primarily due to higher earnings, partially offset by higher interest expense, based on the twelve month period ending June 30, 2012.

Calculation of Free Cash

	For the three months		For the six months
(Reconciliation of free cash to GAAP cash position)	ended June 30		ended June 30
(in millions)	2012	2011	2012	2011
Cash provided by operating activities	$326	$213	$527	$348
Cash used in investing activities	(275)	(205)	(464)	(332)
Dividends paid	(51)	(46)	(102)	(92)
Foreign exchange effect on cash and cash equivalents	1	(1)	—	(10)

Free cash(1)	1	(39)	(39)	(86)
Cash provided by (used in) financing activities, excluding dividend payment	4	(4)	74	(7)

Increase (decrease) in cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	5	(43)	35	(93)
Cash and cash equivalents at beginning of period	77	311	47	361

Cash and cash equivalents at end of period	$82	$268	$82	$268

(1)

Free cash has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in Section 14, Non-GAAP Measures.

Canadian Pacific — 2012 MD&A — Q2

There was positive free cash of $1 million in the second quarter of 2012 and negative free cash of $39 million for the first six months of 2012, compared with negative free cash of $39 million and $86 million for the same periods of 2011.

The improvement in free cash in the second quarter of 2012 was primarily due to the favourable impact of changes in non-cash working capital balances offset in part by higher additions to properties in 2012.

The improvement in free cash in the first six months compared to the same period in 2011 was primarily due to higher earnings, the favourable impact of changes in non-cash working capital balances, and proceeds from the sale of long-term floating rate notes, offset in part by higher additions to properties.

Free cash is affected by the seasonal fluctuations discussed further in Section 11, Quarterly Financial Data and by other factors including the size of our capital programs. Capital additions were $292 million in the second quarter of 2012, $73 million higher than in the same period of 2011. Capital additions were $525 million for the first six months of 2012, $173 million higher than in the same period of 2011. Our 2012 capital programs are discussed further above in Investing Activities.

14. NON-GAAP MEASURES

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude other specified items that are not among our normal ongoing revenues and operating expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. There are no other specified items in the three and six months ended June 30, 2012 and 2011.

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from FX fluctuations. Free cash is discussed further and is reconciled to the change in cash and cash equivalents as presented in the financial statements in Section 13, Liquidity and Capital Resources.

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. The ratio, measured as EBIT divided by Net interest expense is reported quarterly and is measured on a twelve month rolling basis. Interest coverage ratio is discussed further in Section 13, Liquidity and Capital Resources.

ROCE is an all-encompassing measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT (on a rolling 12 month basis), divided by the average for the year of total assets, less current liabilities excluding current portion of long-term debt. ROCE is discussed further in Section 6, Operating Results.

Interest coverage ratio and ROCE include EBIT, a non-GAAP measure, which can be calculated as Operating income less Other income and charges.

15. BALANCE SHEET

Total Assets

Total assets were $14,406 million at June 30, 2012, compared with $14,110 million at December 31, 2011. This increase was primarily due to an increase in:

•	Net properties due to our 2012 capital plan additions in excess of depreciation;

•	Deferred income taxes reflecting our current estimate of loss carry forward amounts expected to be utilized in 2012; and

•	Cash and cash equivalents, discussed further in Section 13, Liquidity and Capital Resources.

This increase was partially offset by the sale of certain long-term floating rate notes which reduced our Investments, discussed further in Section 21, Critical Accounting Estimates, and a decrease in Accounts receivable.

Canadian Pacific — 2012 MD&A — Q2

Total Liabilities

Total liabilities were $9,468 million at June 30, 2012, compared with $9,461 million at December 31, 2011.

This increase was primarily caused by:

•

higher Deferred income taxes liabilities as a result of reclassifying a greater portion to deferred income taxes assets due to the increased expected use of loss carry forwards, and an increase in expected future income tax rates related to the province of Ontario’s change in corporate income tax rates;

•	an increase in Long term debt due in part to the issuance of US$71 million 4.28% Senior Secured Notes during the first quarter of 2012; and

•	the recognition of accruals related to management transition mainly recorded in Accounts payable.

This increase was partially offset by lower:

•	Pension and other benefit liabilities as a result of cash contributions and expected return on plan assets being greater than current period service costs and interest cost on plan obligations;

•	Other long term liabilities, in part as a result of the vesting of performance share units and subsequent reclassification of the vested liability to Accounts payable;

•	Accounts payable and accrued liabilities primarily as a result of lower capital program activity during the quarter compared to the fourth quarter of 2011; and

•	Short-term borrowing amounts, as a result of repayment.

Shareholders’ Equity

At June 30, 2012, our Consolidated Balance Sheets reflected $4,938 million in equity, compared with $4,649 million at December 31, 2011. This increase was primarily due to:

•	Net income in excess of dividends;

•	a reduction in Accumulated other comprehensive losses as a result of the amortization of pension plan losses; and

•	the issuance of shares as options were exercised.

Share Capital

At July 25, 2012, 171,681,495 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one common share. At July 25, 2012, 6.4 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and a stand-alone option agreement entered into with Mr. Harrison and 3.3 million common shares have been reserved for issuance of future options.

Dividends

On April 24, 2012, our Board of Directors declared a quarterly dividend of $0.3500 per share (2011 - $0.3000 per share) on the outstanding common shares. The dividend is payable on July 30, 2012 to holders of record at the close of business on June 22, 2012.

16. FINANCIAL INSTRUMENTS

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,632 million and a carrying value of $4,797 million at June 30, 2012. At December 31, 2011, long-term debt had a fair value of approximately $5,314 million and a carrying value of $4,745 million.

Derivative Financial Instruments

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

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It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments have not changed from our MD&A for the year ended December 31, 2011 and are described below:

Foreign Exchange Management

Net Investment Hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt and gains and losses on its net investment.

Foreign Exchange Forward Contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities. At June 30, 2012, the Company had FX forward contracts to fix the exchange rate on US$50 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. At June 30, 2011, the Company had FX forward contracts to fix the exchange rate on US$101 million of its 5.75% 2013 Notes due in May 2013, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three and six months ended June 30, 2012, an unrealized foreign exchange gain of $5 million and $1 million, respectively was recorded in Other income and charges in relation to these derivatives compared to unrealized losses in the three months and six months ended of June 30, 2011 of $1 million and $5 million, respectively. These gains in 2012 recorded in Other income and charges were largely offset by the unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, the losses in 2011 were largely offset by the unrealized gains on the underlying debt.

At June 30, 2012, the unrealized gain derived from these FX forwards was $12 million which was included in Other assets with the offset reflected as an unrealized gain of $4 million in Accumulated other comprehensive loss and as an unrealized gain of $8 million in Retained earnings. At December 31, 2011, the unrealized gain derived from these FX forwards was $6 million which was included in Other assets with the offset reflected as an unrealized loss of $1 million in Accumulated other comprehensive loss and as an unrealized gain of $7 million in Retained earnings.

Interest Rate Management

At June 30, 2012 and December 31, 2011, the Company had no outstanding interest rate swaps.

Stock-Based Compensation Expense Management

Total Return Swaps (“TRS”)

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company has a TRS to reduce the volatility to the Company over time on three types of stock-based compensation programs: tandem share appreciation rights, deferred share units, and restricted share units. As the Company’s share price appreciates, these programs create increased compensation expense. The TRS is a derivative that provides a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. This derivative is not designated as a hedge and changes in fair value are recognized in net income in the period in which the change occurs.

During the three months ended March 31, 2012, the Company reduced the size of the TRS program by 0.3 million share units for proceeds of $1 million. During the same period of 2011 the program was reduced by 0.5 million share units at minimal cost. At June 30, 2012, the Company had 0.3 million share units remaining in the TRS, compared to 0.6 million units at December 31, 2011.

Fuel Price Management

Energy Futures

At June 30, 2012, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 20 million U.S. gallons during the period July 2012 to June 2013 at an average price of $3.01 per U.S. gallon. This represents approximately 7% of estimated fuel purchases for this period. At June 30, 2012,

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the unrealized loss on these futures contracts was $5 million, compared to an unrealized loss of $3 million at December 31, 2011, and was reflected in Accounts payable and accrued liabilities with the offset, net of tax, reflected in Accumulated other comprehensive loss on the Consolidated Balance Sheets.

The impact of settled commodity swaps increased Fuel by $1 million in the three months ended June 30, 2012, as a result of realized losses on diesel swaps. During the six months ended June 30, 2012, these swaps had a negligible impact to Fuel. During the three and six months ended June 30, 2011, these swaps decreased Fuel by $4 million and $7 million, respectively, as a result of realized gains.

For every one cent increase in the price of a U.S. gallon of diesel, fuel expense before tax and hedging will increase by approximately $3 million on an annual basis, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and our fuel cost recovery program.

17. OFF-BALANCE SHEET ARRANGEMENTS

The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2011 remains substantially unchanged, except as updated as follows:

Guarantees

At June 30, 2012, the Company had various guarantees including residual value guarantees on operating lease commitments of $164 million, compared to $147 million in the same period of 2011. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2012, these accruals amounted to $6 million, compared to $9 million in the same period of 2011.

18. CONTRACTUAL COMMITMENTS

The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

At June 30, 2012 Payments due by period (in millions)	Total	2012	2013 & 2014	2015 & 2016	2017 & beyond
Contractual commitments
Long-term debt	$4,546	$23	$95	$155	$4,273
Capital lease	278	3	139	8	128
Operating lease(1)	771	76	236	155	304
Supplier purchase	1,763	203	326	281	953
Other long-term liabilities(2)	705	48	155	129	373

Total contractual commitments	$8,063	$353	$951	$728	$6,031

(1)

Residual value guarantees on certain leased equipment with a maximum exposure of $164 million, discussed further in Section 17, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above; as management believes that we will not be required to make payments under these residual guarantees.

(2)

Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2012 to 2021. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 21, Critical Accounting Estimates. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2017 & beyond” category in this table. Deferred income taxes are discussed further in Section 21, Critical Accounting Estimates.

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19. FUTURE TRENDS AND COMMITMENTS

The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2011 remains substantially unchanged, except as updated as follows:

Change in Executive Officer

On May 17, 2012, Mr. Fred Green resigned as a director from the Board of Directors and left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim Chief Executive Officer and served in that role until June 28, 2012. On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer.

Change in Board of Directors

On May 17, 2012, Messrs. John Cleghorn, Tim Faithfull, Fred Green, Edmond Harris, Michael Phelps and Roger Phillips advised the Company that they did not intend to stand for re-election.

At the Company’s annual shareholders meeting held on May 17, 2012, seven new directors were elected to the Board namely Messrs. William Ackman, Gary Colter, Paul Haggis, Paul Hilal, Ms. Rebecca MacDonald, Messrs. Anthony Melman and Stephen Tobias. The other members of the Board elected at the May 17, 2012 meeting were Mr. Richard George, Ms. Krystyna Hoeg, Messrs. Tony Ingram, Richard Kelly, the Hon. John Manley, Ms. Linda Morgan, Ms. Madeleine Paquin, Messrs. David Raisbeck and Hartley Richardson. Following the meeting, the new Board selected Ms. Paquin to serve as acting Chair of the Company. On June 4, 2012, Mr. Haggis was appointed Chairman of the Company’s Board.

On June 11, 2012, Mr. Raisbeck resigned from the Board; on June 26, 2012, Mr. George resigned from the Board; and on July 5, 2012, Mr. Ingram resigned from the Board of Directors.

As a result of the aforementioned changes to the composition of the Board, certain accelerated vesting provisions for certain grants under the Company’s management stock option incentive plan, performance share unit plan and deferred share unit plan, were triggered effective June 26, 2012. The effect of this was a credit to Compensation and benefits of $8 million in the second quarter and an associated payout of $32 million to be made in the third quarter of 2012.

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange was $74.72 at the end of second quarter of 2012, a decrease of $0.99 from $75.71 at the beginning of the quarter and an increase of $5.71 from $69.01 at the beginning of the year. The market value was $60.17 at the end of second quarter of 2011, a decrease of $2.15 from $62.32 at the beginning of the quarter and a decrease of $4.45 in the first six months of 2011 from $64.62 at the beginning of the year. This change in share price contributes to increases/decreases in the value of our outstanding stock-based compensation.

Environmental

Cash payments related to our environmental remediation program, described in Section 21, Critical Accounting Estimates, totaled $2 million in the second quarter of 2012, unchanged from the same period of 2011. Cash payments related to our environmental remediation program for the first six months of 2012 were $3 million, compared with $4 million in the same period of 2011. Cash payments for environmental initiatives are estimated to be approximately $12 million for the remainder of 2012, $14 million in 2013, $11 million in 2014 and a total of approximately $58 million over the remaining years through 2022, which will be paid in decreasing amounts. All payments will be funded from general operations.

We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.

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Certain Other Financial Commitments

At June 30, 2012 Amount of commitment per period (in millions)	Total	2012	2013 & 2014	2015 & 2016	2017 & beyond
Commitments
Letters of credit	$381	$276	$105	$—	$—
Capital commitments	396	290	101	2	3

Total commitments	$777	$566	$206	$2	$3

In addition to the financial commitments mentioned previously in Section 17, Off-Balance Sheet Arrangements and Section 18, Contractual Commitments, we are party to certain other financial commitments set forth in the table above and discussed below.

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and our pension fund. We are liable for these contractual amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.

Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered into contracts with suppliers to make various capital purchases related to track programs. Payments for these commitments are due in 2012 through 2030. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

Pension Plan Deficit

A description of our future expectations related to the Company’s pension plans is included in Section 21, Critical Accounting Estimates.

Restructuring

Cash payments related to severance under all restructuring initiatives totaled $3 million during the second quarter of 2012 and $10 million for the first six months of 2012, compared with $6 million and $13 million for the same periods of 2011. Cash payments for restructuring initiatives are estimated to be approximately $11 million for the remainder of 2012, $13 million in 2013, $9 million in 2014, and a total of approximately $18 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

20. BUSINESS RISKS

In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through risk management strategies including the insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.

As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks to which we are exposed, nor will our mitigation strategies eliminate all risks listed.

Competition

We face significant competition for freight transportation in Canada and the U.S., including competition from other railways and trucking and barge companies. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competitiveness and have a

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materially adverse impact on our business or operating results. Certain aspects of competition in Canada are also subject to regulation and are discussed further in Regulatory Authorities below.

To mitigate competition risk, our strategies include:

•

creating long-term value for customers and shareholders by profitably growing through collaborative supply chain solutions and aligned investments with our customers, delivering competitive and reliable service, developing markets that are consistent with our network’s strengths and enhancing our network capability, and selective use of long-term contracts;

•	renewing and maintaining infrastructure to enable safe and fluid operations;

•	improving handling through the IOP to reduce costs and enhance quality and reliability of service; and

•	exercising a disciplined yield approach to competitive contract renewals and bids.

Liquidity

On October 31, 2011, CP completed arrangements with 12 highly rated financial institutions for a committed $1.0 billion four year revolving credit agreement with an accordion feature of up to $1.3 billion. This agreement incorporates a revolving facility limit of $600 million and a separate letter of credit facility limit of $400 million at pre-agreed pricing and has the ability to annually extend the term for an additional year with the consent of the lenders. At June 30, 2012, CP had available $460 million under the revolving facility limit and $159 million available under the letter of credit facility limit. In addition, CP also has available from a financial institution a revolving credit agreement of $60 million, of which $60 million was available on June 30, 2012. This agreement is available through the end of 2013. With respect to both agreements the Company had utilized $381 million for letters of credit. Both agreements require the Company not to exceed a maximum debt to total capitalization ratio and the $60 million agreement is currently subject to a minimum fixed charge coverage ratio. At June 30, 2012, the Company satisfied the thresholds stipulated in both financial covenants. Should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, our $1.0 billion credit agreement will also be required to maintain a minimum fixed charge coverage ratio.

It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.

Surplus cash is invested in a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.

Regulatory Authorities

Regulatory Change

Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operations and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (the “Agency”) and Transport Canada in Canada and the FRA and the STB in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environmental and other matters.

The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching in Canada. The Agency regulates the grain revenue cap, commuter and passenger access, FOA, and charges for ancillary services and railway noise. No assurance can be given to the content, timing or effect on CP of any anticipated additional legislation or future legislative action.

For the grain crop year beginning August 1, 2012 the Agency announced a 9.5% increase in the Volume-Related Composite Price Index (“VRCPI”), a cost inflator used in calculating the grain maximum revenue entitlement for CP and Canadian National Railway. Grain revenues are impacted by several factors including volumes and VRCPI, additional factors are discussed further in this section. Transport Canada regulates safety-related aspects of our railway operations in Canada through the Railway Safety Act (“RSA”). On October 7, 2011, the Government introduced amendments to the RSA, Bill S-4 (Safer Railways Act), in the Senate. The Bill received Royal Assent on May 17, 2012. The amendments to the RSA do not have a material impact on CP’s operating practices.

On August 12, 2008, the Minister of Transport, Infrastructure and Communities announced the Terms of Reference for the Rail Freight Service Review (“RFSR”). The review focused on understanding the nature and extent of problems and best practices within the logistics chain, with a focus on railway performance in Canada. On March 18, 2011 the RFSR Panel released its final report and the Government of Canada announced its response to the RFSR. On the same day, the federal government announced a series of supply chain initiatives to take place over the next several months further to the release of the RFSR final report, including the intention to table a bill to give shippers the right to a service agreement. Prior to tabling legislation on rail service, the Minister appointed Mr. Jim Dinning to lead a six-month facilitation between railways and shippers to develop a service agreement template and a commercial dispute resolution. Mr. Dinning’s report was issued by Transport Canada on June 22, 2012. The report provides guidance on how rail service can be negotiated between a shipper and a railway, through a service

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agreement template, and a process for commercial dispute resolution. It is too soon to determine if these initiatives will have a material impact on the Company’s financial condition and results of operation.

The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act requires, among other things, the introduction of Positive Train Control by the end of 2015, discussed further in this section under Positive Train Control; limits freight rail crews’ duty time; and requires development of a crew fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.

The STB regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body.

In July 2011, the STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Few cases have been filed, and no case has been filed against the Company, under the new rules. It is too soon to assess the possible impact on CP of such new rules.

The STB held a hearing to review existing exemptions from railroad-transportation regulations for certain commodities, boxcar and intermodal freight in February 2011 and a hearing on rail competition in June 2011. The industry and CP participated.

The Chairman and Ranking Republican on the Senate Commerce Committee reintroduced the Surface Transportation Board Reauthorization Act in January 2011 which was the subject of discussions with shippers and the rail industry during the last Congress (2009-2010). The Senate included, and the industry did not oppose, more modest provisions as the “National Rail System Preservation, Expansion, and Development Act of 2012” title in the omnibus “Moving Ahead for Progress in the 21st Century Act (“MAP-21”)” surface transportation authorization bill. The Senate and House versions of the legislation also provided the prospect of extending the December 31, 2015 implementation deadline for Positive Train Control. However, in an effort to enact legislation focused on critical highway and transit programs, freight and passenger rail and other items were dropped from the compromise bill. There is a very slight chance that Congress could act on a rail bill this year. It is more likely to do so in the next Congress. Economic regulation, positive train control, high speed rail and other issues would again be in play.

To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the AAR and the Railway Association of Canada (“RAC”).

Security

We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. CP plays a critical role in the North American transportation system. Our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security in the U.S. include speed restrictions, chain of custody and security measures which can impact service and increase costs for the transportation of hazardous materials, especially toxic inhalation materials. Legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements similar to those in the US. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.

As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:

•

to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

•

to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of the Vehicle and Cargo Inspection System at five of our border crossings;

•	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive

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industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

•	to reduce toxic inhalation risk in high threat urban areas, we work with the Transportation Security Administration; and

•

to comply with U.S. regulations for rail security sensitive materials, we have implemented procedures to maintain positive chain of custody and are performing annual route assessments to select and use the route posing the least overall safety and security risk.

Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement by December 31, 2015, interoperable Positive Train Control (“PTC”) on main track that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$280 million. As at June 30, 2012, total expenditures related to PTC were approximately $63 million, including approximately $16 million and $21 million for the second quarter and first six months of 2012 respectively, discussed further in Section 13, Liquidity and Capital Resources.

Labour Relations

Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.

At June 30, 2012, approximately 79% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with five of seven bargaining units that represent our employees in Canada and 22 of 32 bargaining units that represent employees in our U.S. operations.

Canada

We are party to collective agreements with seven bargaining units in our Canadian operations. Currently, collective agreements are in effect with five of the seven bargaining units. Agreements with the Teamsters Canada Rail Conference (“TCRC”), representing running trades employees and the TCRC-RCTC, representing rail traffic controllers expired December 31, 2011. The terms of the collective agreement are in effect until a new agreement is reached. Of the five agreements that are in place, four expire at the end of 2012 (Canadian Pacific Police Association – representing CP police employees, United Steelworkers – representing clerical workers, TCRC-Maintenance of Way Employees Division – representing track maintenance employees and the International Brotherhood of Electrical Workers – representing signals employees). One agreement, with the Canadian Auto Workers (“CAW”), representing car and locomotive repair employees expires December 31, 2014.

On February 17, 2012, we requested the Federal Minister of Labour appoint a conciliator to assist in progressing discussions on a new labour agreement with the TCRC-RTE and TCRC-RCTC unions. After several bargaining sessions, the parties were unable to come to a settlement. The TCRC-RTE and TCRC-RCTC commenced a strike on Canadian Pacific on May 23, 2012, which lasted for 9 days. The strike is discussed further in Section 5, Financial Highlights. Bill C-39, the Restoring Rail Service Act, was passed on May 31, 2012 and employees returned to work on June 1, 2012. Bill C-39 directs both parties to resolve the issues through an interest arbitration process. On July 19, 2012, Mr. William Kaplan was appointed as the arbitrator.

U.S.

We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our D&H subsidiary, and four bargaining units of our DM&E subsidiary, and have commenced first contract negotiations with a bargaining unit certified to represent DM&E track maintainers.

Soo Line has settled contracts with thirteen of the fourteen bargaining units representing train service employees, car repair employees, locomotive engineers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, electricians, signal maintainers, train dispatchers, sheet metal workers, and mechanical labourers. Mechanical supervisors opened for negotiation in January 2010 and have committed to stand by the outcome of wage, benefits, and rules negotiations at the national table.

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D&H has settled contracts for the last round of negotiations with all thirteen bargaining units, including locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, electricians, machinists, mechanical labourers, track maintainers, clerks, police, engineering supervisors and mechanical supervisors. For the 2010 round of negotiations, D&H and its unions have committed to stand by the outcome of wage, benefits, and rules negotiations at the national table. The bargaining units representing the International Brotherhood of Electrical Workers (IBEW), engineering and mechanical supervisors are still in negotiations and it is anticipated that an IBEW agreement and an agreement with the supervisors will be signed by July 31, 2012.

DM&E currently has an agreement in place with four bargaining units which cover all DM&E engineers and conductors, signal and communication workers and mechanics. Negotiations on the first contract to cover track maintainers will continue in the third quarter of 2012.

Environmental Laws and Regulations

Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.

We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives and strategies.

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits are located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Safety, Operations and Environment Committee established by the Board of Directors.

We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:

•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along our lines.

Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor do we operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, we continue to adopt new technologies to minimize our fuel consumption and GHG emissions.

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Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (i.e. increased flooding, winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

Financial Risks

Pension Funding Volatility

A description of our pension funding volatility related to the Company’s pension plans is included in Section 21, Critical Accounting Estimates.

Fuel Cost Volatility

Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.

Our mitigation strategy includes a fuel cost recovery program and derivative instruments (specific instruments currently used are discussed further in Section 16, Financial Instruments). The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.

To address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP has a systematic hedge program with monthly rolling hedges of 10 – 12% of our fuel requirements. Using this approach CP will, at any point in time, have 5 – 7% of the next 12 months’ fuel consumption and 8 –10% of the next quarter’s fuel consumption hedged. Fuel price management is discussed further in Section 16, Financial Instruments.

Foreign Exchange Risk

Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, U.S. and international monetary policies and U.S. debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. Foreign exchange management is discussed further in Section 16, Financial Instruments.

Interest Rate Risk

In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 16, Financial Instruments.

General and Other Risks

Transportation of Hazardous Materials

Railways, including CP, are legally required to transport hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation hazard commodities such as chlorine or anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Supply Chain Disruptions

The North American transportation system is integrated. CP’s operations and service may be negatively impacted by service disruptions of other transportation links such as ports, handling facilities, customer facilities, and other railroads. A prolonged service disruption at one of these entities could have a material adverse effect on CP’s operations, financial conditions and liquidity.

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Reliance on Technology and Technological Improvements

Information technology is critical to all aspects of our business. While we have business continuity and disaster recovery plans in place, a significant disruption or failure of one or more of our information technology or communications systems could result in service interruptions or other failures and deficiencies which could have a material adverse effect on our results of operations, financial condition and liquidity. If we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations, financial condition and liquidity.

Qualified Personnel

Changes in employee demographics, training requirements, and the availability of qualified personnel, particularly locomotive engineers and train-persons, could negatively impact the Company’s ability to meet demand for rail service. We have workforce planning tools and programs in place and are undertaking technological improvements to assist with manual tasks. Unpredictable increases in the demand for rail services may increase the risk of having insufficient numbers of trained personnel, which could have a material adverse effect on our results of operations and financial conditions.

Severe Weather

We are exposed to severe weather conditions including floods, avalanches, mudslides, extreme temperatures and significant precipitation that may cause business interruptions that can adversely affect our entire rail network and result in increased costs, increased liabilities, and decreased revenue, which could have a material adverse effect on CP’s operations and financial condition as was experienced in the first six months of 2011.

Supplier Concentration

Due to the complexity and specialized nature of rail equipment and infrastructure, there can be a limited number of suppliers of this equipment and material available. Should these specialized suppliers cease production or experience capacity or supply shortages, this concentration of suppliers could result in CP experiencing cost increases or difficulty in obtaining rail equipment and materials. While CP manages this risk by sourcing key products and services from multiple suppliers whenever possible, widespread business failures of suppliers could have a material adverse effect on CP’s operations and financial position.

General Risks

There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include:

•	with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations;

•	with respect to coal volumes, global steel production;

•	with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant; and

•	with respect to sulphur volumes, gas production levels in southern Alberta, industrial production and fertilizer production, both in North America and abroad.

The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.

Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s business, financial condition, results of operations and cash flows.

We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.

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21. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities, long-term floating rate notes and goodwill and intangible assets.

The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Committee, which is comprised entirely of independent directors. There have been no significant changes in the Critical Accounting Estimates discussed in the 2011 annual MD&A, except as discussed below:

Pensions and Other Benefits

We have defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and some post-employment workers’ compensation and long-term disability benefits in Canada. Workers’ compensation and long-term disability benefits are discussed in the Legal and Personal Injury Liabilities section below. Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties.

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates our best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities, with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period, plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate we use to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement. Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment.

The obligations with respect to post-retirement benefits, including health care and life insurance, are actuarially determined and are accrued using the projected-benefit method prorated over the credited service periods of employees. The obligations with respect to post-employment benefits, including some workers’ compensation and long-term disability benefits in Canada are the actuarial present value of benefits payable to employees on disability.

We included pension benefit liabilities of $749 million in “Pension and other benefit liabilities” on our June 30, 2012 Consolidated Balance Sheet. We also included post-retirement benefits accruals of $385 million in “Pension and other benefit liabilities” and post-retirement benefits accruals of $21 million in “Accounts payable and accrued liabilities” on our June 30, 2012 Consolidated Balance Sheet. Accruals for self-insured workers compensation and long-term disability benefit plans are discussed below, in Legal and Personal Injury Liabilities.

Net periodic benefit costs for pensions and post-retirement benefits were included in “Compensation and benefits” on our June 30, 2012 Consolidated Statement of Income. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $18 million in the second quarter of 2012 and $37 million in the first six months of 2012, compared with $19 million and $39 million in the same periods of 2011.

Net periodic benefit costs for pensions were $11 million in the second quarter of 2012 and $22 million for the first six months of 2012, compared with $12 million and $25 million in the same periods of 2011. The portion of this related to defined benefit pensions was $10 million in the second quarter of 2012 and $20 million in the first six months of 2012, compared with $11 million and $23 million in the same periods of 2011, and the portion related to defined contribution pensions (equal to contributions) was $1 million for the second quarter of 2012 and $2 million in the first six months of 2012, compared with $1 million and $2 million for the same periods of 2011. Net periodic benefit costs for post-

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retirement benefits were $7 million in the second quarter of 2012 and $15 million in the first six months of 2012, compared with $7 million and $14 million in the same periods of 2011.

Fluctuations in net periodic benefit costs for pensions can result from favourable or unfavourable investment returns and changes in long-term interest rates. The impact of favourable or unfavourable investment returns is moderated by the use of a market-related asset value for the main Canadian defined benefit pension plan’s public equity securities that is developed from a five-year average of such securities’ market values. The impact of changes in long-term interest rates is moderated by the 60% matching of the sensitivities of the main Canadian plan’s fixed income assets and liabilities to movements in long Government of Canada bond yields contained in the plan’s investment policy. If the rate of investment return on the plans’ public equity securities in 2011 had been 10 percentage points higher (or lower) than the actual 2011 rate of investment return on such securities, 2012 net periodic benefit costs for pensions would be lower (or higher) by $14 million. If the yield spread between the high quality long-term Canadian corporate bonds used to calculate the discount rate and long-term Government of Canada bonds as at December 31, 2011 had been higher (or lower) by 0.1%, 2012 net periodic benefit costs for pensions would be lower (or higher) by $14 million. A change in long-term Government of Canada bond yields as at December 31, 2011, without a change in the spread between Canadian corporate and Government of Canada bond yields, would not have materially affected 2012 net periodic benefit costs for pensions due to the above asset/liability interest rate matching.

Fluctuations in the post-retirement benefit obligation can result from changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $50 million.

Pension Plan Deficit

We made contributions of $33 million to the defined benefit pension plans in the second quarter of 2012 and $50 million in the first six months of 2012, compared with $24 million and $47 million in the same periods of 2011.

Our 2011, 2010 and 2009 annual contributions included voluntary prepayments of $600 million, $650 million and $500 million, respectively, to our main Canadian defined benefit pension plan. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements, which allows us to manage the volatility of future pension fund requirements.

We estimate our aggregate pension contributions to be in the range of $100 million to $125 million in each of the years through 2016. These estimates reflect our intentions with respect to the rate at which we will apply the 2011, 2010 and 2009 voluntary prepayments against contribution requirements in the next few years. Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment.

Defined benefit pension expense for 2012 is expected to be $41 million. For 2013, defined benefit pension expense is expected to be approximately $125 million and in the range of $125 million to $135 million through 2016, assuming normal equity market returns and modest increases in bond yields over this period.

We estimate that every 1.0 percentage point increase (or decrease) in the discount rate attributable to changes in long Government of Canada bond yields can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $600 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $90 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

The plans’ investment policies provide for 46% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

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Pension Funding Volatility

Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. Over the last several years, CP has made several changes to the plan’s investment policy to reduce this volatility, including the reduction of the plan’s public equity markets exposure. In addition, CP has made voluntary prepayments to our main Canadian defined benefit pension plan of $600 million in December 2011, $650 million in September 2010, and $500 million in December 2009 which will reduce pension funding volatility, since we have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension funding requirements.

Property, Plant and Equipment

At June 30, 2012, accumulated depreciation was $6,143 million. Depreciation expense amounted to $135 million in the second quarter of 2012 and $262 million for the first six months of 2012, compared with $122 million and $244 million in the same periods of 2011.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5% annual depreciation expense would decrease (or increase) by approximately $3 million.

We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.

Deferred Income Taxes

We account for deferred income taxes based on the liability method. This method focuses on a Company’s balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the deferred income tax assets and liabilities at the balance sheet date.

In determining deferred income taxes, we make estimates and assumptions regarding deferred tax matters, including estimating the timing of the realization and settlement of deferred income tax assets (including the benefit of tax losses) and liabilities. Deferred income taxes are calculated using enacted federal, provincial, and state future income tax rates, which may differ in future periods.

A deferred income tax expense of $48 million was included in total income tax expense for the second quarter of 2012 and $94 million for the first six months of 2012, compared with a deferred income tax expense of $52 million and expense of $60 million for the same periods of 2011. The change in both comparative periods is primarily due to the impact of the change in province of Ontario’s corporate income tax rate. At June 30, 2012, deferred income tax liabilities of $2,017 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $175 million realizable within one year were recorded as a current asset.

Legal and Personal Injury Liabilities

Provisions for incidents, claims and litigation charged to income, which are included in Purchased services and other expense, amounted to $15 million the second quarter of 2012 and $27 million for the first six months of 2012, compared with $19 million and $37 million for the same periods of 2011.

Accruals for incidents, claims and litigation, including accruals for self-insured workers compensation and long-term disability benefit plans, totaled $167 million, net of insurance recoveries, at June 30, 2012. The total accrual included $106 million in Pension and other benefit liabilities, $13 million in Other long-term liabilities and $50 million in Accounts payable and accrued liabilities, offset by $1 million in Other assets and $1 million in Accounts receivable, net.

Long-term Floating Rate Notes

During the first quarter of 2012, the Company sold all of its Master Asset Vehicle (“MAV”) 2 Class A-2 Notes which had a carrying value of $33 million, and original cost of $46 million, for proceeds and interest of $33 million.

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At June 30, 2012, the Company’s investment in MAV 2 Class A-1 Notes has a carrying value, being the estimated fair value of the notes, reported in Investments of $48 million. These notes had an original cost of $59 million. During June 2012, DBRS upgraded the rating of the Notes from A (high) to AA (low).

Accretion and other minor changes in market assumptions resulted in a net unrealized income of $1 million and $2 million in the three and six months ended June 30, 2012, respectively compared to gains of $9 million and $10 million in the three and six months ended June 30, 2011, respectively, which were reported in Other income and charges.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes at June 30, 2012 and December 31, 2011, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The valuation of the Notes is prepared by the Company’s Treasury department and results are reviewed by senior finance officials, at a minimum, on a quarterly basis. The Notes at June 30, 2012 are expected to mature in January 2017 and are modelled using an average coupon interest rate of 0.8%, a discount rate of 4.8%, and assumed no credit losses. Similar assumptions were modelled at December 31, 2011, with the exception of the discount rate which was 6.1%.

Changes in the fair value of the Notes resulting from a 50 basis point increase/decrease in the coupon interest rate or discount rate would have a negligible impact on earnings during the three and six months ended June 30, 2012 and 2011.

Goodwill and Intangible Assets

Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. Goodwill was last assessed in the fourth quarter of 2011 and will be updated in the fourth quarter of 2012. In conjunction with this review, related assets associated with the development and construction of the Powder River Basin expansion project will also be reassessed.

22. SYSTEMS, PROCEDURES AND CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.

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23. GLOSSARY OF TERMS

Agency: The Canadian Transportation Agency, a regulatory agency under the Canada Transportation Act (“CTA”). The Agency regulates the grain revenue cap, commuter and passenger access, Final Offer Arbitration, and charges for ancillary services and railway noise.

Average active employees – expense: The average number of actively employed workers during the period whose compensation costs are included in Compensation and Benefits Expense on the Consolidated Statement of Income. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working or who have not worked a minimum number of hours. This definition also excludes employees working on capital projects.

Average daily active cars on-line: The average number of freight cars that are in active status on CP’s network. This includes cars that are in need of light repairs. This excludes freight cars that require significant repairs, are in storage and cars spotted at customer facilities.

Average daily active road locomotives on-line: The average number of road locomotives that are in active status on CP’s network. This excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Average terminal dwell: The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

Average train length – excluding local traffic: The average length of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Average train speed: The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

Average train weight – excluding local traffic: The average gross weight of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Car miles per car day: The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around our yards. A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation.

Employee productivity: The total freight gross ton-miles divided by the average number of active expense employees.

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First Mile-Last Mile: This program drives improvements in service and asset velocity and enables low-cost growth by reducing railcars and creating additional terminal capacity.

FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$9,400 in the U.S. or $9,800 in Canada in damage.

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

GAAP: Accounting principles generally accepted in the United States.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

IOP: Integrated Operating Plan, the foundation for our scheduled railway operations.

Locomotive productivity: The daily average GTMs divided by the active road horse power. Active road horse power excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Operating income: Calculated as total revenues less total operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

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www.cpr.ca TSX/NYSE: CP Canadian Pacific Printed in Canada

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (unaudited)

Exhibit to June 30, 2012 Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratio, based on the consolidated financial statements, is provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended June 30, 2012
Earnings Coverage on long-term debt(1) (2)	3.9x

Notes:

(1)

Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

(2)

The earnings coverage ratio has been calculated excluding carrying charges for the $52 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at June 30, 2012. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended June 30, 2012, earnings coverage on long-term debt would have been 3.9x.